The Core of NovaGold

Annual Report 2006

NovaGold Resources Inc.

Baird
Ambler
Albion
Kugruk
Rock Creek
Big Hurrah
Nome
Khotol
Fairbanks
Donlin Creek
Port of Bethel
Cone
Shotgun
Anchorage
Whitehorse
Juneau
Dease Lake
Galore Creek
Port of Stewart
Smithers
Development-stage properties
Exploration-stage properties
Major communities

Investor Information

NovaGold Resources Inc. AMEX, TSX: NG

- Advancing four North American projects
  - Nome Operations, Alaska – 100% owned – production targeted for Q3-2007
  - Galore Creek, northwestern British Columbia, Canada – 100% owned – construction targeted for mid-2007
  - Donlin Creek, Alaska – 70% NovaGold, 30% Barrick Gold Corporation
  - Ambler, Alaska – 51% NovaGold, 49% Rio Tinto
- Committed to environmental and social responsibility
- Participation agreements with Native American and First Nations partners at all development-stage projects
- More than 70% compound annual share price appreciation over the past seven years
- One of the largest reserve/resource bases of any development-stage precious metals company
- Significant potential for 2007
  - Advances at Donlin Creek
  - Construction at Galore Creek
  - Transition from explorer to gold producer at Rock Creek

NovaGold Annual Report 2006

(Tahltan for “being the best we can be”)

Core Values

Accountability – to shareholders, to employees, to the communities in which we work, to our commitments, to the mining industry

Communication – open communication within the Company, with shareholders, with local communities; open and transparent reporting; transfer of knowledge and expertise

Growth – economic growth, reserve/resource growth, growth through innovation, growth through improving policies and practices

Empowerment – empowering individuals and communities to be lani etie — every employee makes a difference, every employee will be heard, local communities have the ability to influence mine planning and operations

Integrity – guided by our Code of Ethics in every situation, at every level of the Company

Safety – for employees, for local communities, for the environment

Respect – for the environment, for each other, for a work/life balance, for the cultural integrity of communities

Sustainability – environmental, economic, social

Table of Contents

1	Core Values
2	2006 Highlights
3	2007 Milestones
4	Senior Management Team
5	President’s Message
7	Galore Creek Construction Team
8	Nome Operations
12	Galore Creek
16	Donlin Creek
18	Ambler
20	Exploration Team
21	Exploration
22	NovaGreenPower
23	Responsible Mining
25	Administration Team
26	Reserves & Resources
31	Corporate Policies
32	Finance & Accounting Team
33	Management’s Discussion and Analysis
41	Financial Reporting
IBC	Corporate Information

Sandra Carlick
Exploration

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accountability

2006 Highlights

Projects

  Completed the Environmental Assessment Application for the Galore Creek project, initiating the permitting process for NovaGold’s second construction-stage project
  Initiated construction at the Rock Creek mine in Alaska, transitioning from explorer to developer
  Completed a final Feasibility Study for the Galore Creek project
  Established Proven and Probable Reserves at the Galore Creek project

Exploration

  Drilled over 36,000 meters (118,100 feet) at Galore Creek
  Drilled over 10,000 meters (32,800 feet) at Nome Operations
  Drilled 3,000 meters (9,850 feet) at Ambler
  Donlin Creek Joint Venture drilled over 92,000 meters (301,850 feet)
  Expanded Measured and Indicated Resources by 27% for gold, 50% for copper and 88% for silver

Finance

  Completed US$175 million financing to fund exploration programs, Rock Creek construction and Galore Creek Feasibility Study
  Investments in Alexco and US Gold increased in value to over $50 million

Responsible Mining

  Signed a comprehensive Participation Agreement with the Tahltan First Nation, NovaGold’s partner at the Galore Creek project, demonstrating the Company’s commitment to forging strong partnerships and bringing meaningful benefits to local communities
  Acquired Coast Mountain Power, adding promising renewable energy projects to NovaGold’s portfolio and securing one of the largest permitted run-of-river hydroelectric power projects in British Columbia
  Training programs and employment opportunities for local community members at each project

Shareholder Returns

  Delivered shareholder returns in 2006 of more than 88%, building on NovaGold’s prior seven-year average compound share appreciation of more than 70%
  Successfully fended off a hostile takeover bid with overwhelming shareholder support
  Included in the Standard and Poor’s TSX Ethical Canadian Company Index since October 2004

Construction of the Rock Creek mill

Geologists Melanie Roberts and Bruce Otto, mapping and prospecting in northwestern British Columbia

2007 Milestones

  Continue to operate to the highest environmental, social and safety standards at all projects
  Continue to deliver strong shareholder returns
  Continue exploration program to expand existing resource base
  Continue to develop business opportunities for the Company

Targeted for 2007

✓	Receive Environmental Assessment Certificate approval for the Galore Creek project
✓	Resource update for Galore Creek based on 36,000 meters (118,100 feet) of 2006 drilling
✓	Exercise option to purchase a 100% interest in the Galore Creek project
•	Finalize initial construction financing for Galore Creek
•	Receive permits and begin construction at Galore Creek
•	Complete an NI 43-101 compliant resource estimate for Arctic deposit at Ambler
•	Resource update for Donlin Creek based on 92,000 meters (301,850 feet) of 2006 drilling
•	Finalize joint venture plans for Galore Creek
•	Begin production at the Rock Creek mine in Q3-2007, with commercial production by year end
•	Complete preliminary economic assessment for Nome Gold project
•	Commence project financing for Galore Creek
•	Complete preliminary economic assessment for Ambler
•	Barrick Gold Corporation to complete the first feasibility study for Donlin Creek, providing Proven and Probable Reserves for the project
•	Outline framework for sustainability reporting, including benchmark indicators and sustainability initiatives
•	Complete feasibility study for Forrest Kerr hydroelectric project

Peter Harris
Operations

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Senior Management Team

Left to right

Back row

Doug Brown – Vice President, Business Development
Curtis Williams – Project Manager, Galore Creek Project
Rick Van Nieuwenhuyse – President & Chief Executive Officer
Don MacDonald – Senior Vice President, Chief Financial Officer & Corporate Secretary
Joe Piekenbrock – Vice President, Exploration
Greg Johnson – Vice President, Corporate Communications & Strategic Development

Front row

Peter Harris – Senior Vice President & Chief Operating Officer
Doug Nicholson – Vice President NovaGold Alaska, General Manager Alaska Gold Company
Elaine Sanders – Vice President, Finance
Carl Gagnier – Executive Vice President NovaGold Canada, General Manager Galore Creek Project

NovaGold’s senior management team is instrumental to NovaGold’s success. Their strong leadership and entrepreneurial spirit has created a dynamic company with a distinct culture and values. Each member of the senior management team brings a specialized skill set and decades of experience in the mining industry. Starting from a small exploration-focused core team in 1998, the management team has grown to meet the Company’s needs, adding management expertise in construction, operations and finance to successfully transition to a new high-quality North American mid-tier producer.

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communications

President’s Message

This year’s annual report focuses on the Core of NovaGold: our Business, our Values, our Team, our commitment to the Communities in which we work, and our commitment to NovaGold Shareholders. With construction of the Rock Creek mine well underway and start of construction at the world-class Galore Creek project targeted for mid-2007, NovaGold is transitioning from explorer to producer. We have the opportunity, as an emerging mid-tier producer, to “do it right” the first time by ensuring all of our projects are developed to the highest environmental, social and economic standards. NovaGold intends to be a leader in the industry for profitable and responsible mining practices. Procedures and policies we put in place today will help forge the path NovaGold follows in the future.

Eight core values drive NovaGold’s decisions and practices on a daily basis: Respect, Integrity, Safety, Accountability, Empowerment, Communication, Growth and Sustainability. NovaGold demonstrates its commitment to each of these values at every level of the Company. By creating wealth for the Company and for shareholders, NovaGold will strive to be an industry leader for employee development and loyalty, community support and responsible mining.

NovaGold strives continuously to implement and improve on industry best practices, considering the Company’s impact on the environment, local communities, shareholders and employees as each decision is made. NovaGold’s commitment to delivering outstanding shareholder returns while maintaining the philosophy of “doing it right” was exemplified by its achievements in 2006.

A rising gold market, increasing reserve and resource base, and steady advancement toward gold production resulted in shareholder returns of more than 88% in 2006, building on a prior seven-year compound annual return of more than 70%. We continued to build strong relationships with local communities and the First Nations and Native American groups at each of our projects. I am particularly proud of the comprehensive Participation Agreement ratified by the Tahltan First Nation, our partner in the development of the Galore Creek project. When NovaGold and the Tahltan First Nation signed the Participation Agreement in February 2006, a partnership was forged based on dene lani etie, Tahltan for “being the best we can be.” Strong partnerships are based on honesty and respect, two things NovaGold strives to achieve in all communities in which it works.

Community support for a project must be earned. NovaGold has built its reputation on open communication and a commitment that local communities will benefit from its mine development. NovaGold and the Tahltan worked together to collect environmental and social baseline data and identify potential impacts of the Galore Creek project, culminating in an Environmental Assessment Application that set a new industry standard in British Columbia. Tahltan support for the Galore Creek project also facilitated a smooth permitting process. Following extensive public and regulatory review, Galore Creek received its Environmental Assessment Certificate on target in February 2007. The Company also completed a Feasibility Study for the project in October 2006. With permits expected in Q2-2007 and the construction team in place, NovaGold is finalizing initial financing arrangements so the Board of Directors can approve construction.

Galore Creek is a challenging project requiring the expertise of an experienced team. NovaGold has grown from a small, core team in 1998 to 110 full-time employees and 112 seasonal and contract workers in 2006. Thirty-seven of these people have joined NovaGold in senior management roles for the Galore Creek project. With an average of 27 years of experience each, many of these individuals joined NovaGold because of its values and growth potential, and because developing the Company’s pipeline of projects is exciting, challenging and achievable. The entire NovaGold team—from field geologists to mine construction experts to administrative staff—has been selected to ensure the Company can meet its goal to create wealth by increasing shareholder value, advancing projects to production and developing its projects to the highest standards.

NovaGold’s transition from developer to producer at the Rock Creek mine in 2007 will be integral to increasing shareholder value. Since the start of construction in late August 2006, the Company has worked diligently to achieve first production by Q3-2007. NovaGold is committed to building a showcase mine that will operate with the utmost respect for the environment and the community of Nome, Alaska, while making the Company operationally cash flow positive.

The transition to production is a major step in NovaGold’s journey to becoming a mid-tier producer. Starting with an estimated 100,000 ounces of gold annually at the Rock Creek mine, NovaGold’s production is expected to grow to over 1 million ounces of gold, 4 million ounces of silver and 400 million pounds of copper per year with Nome Operations, Galore Creek and

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Truck fleet at the Rock Creek mine

Donlin Creek fully producing. Cash costs for producing an ounce of gold should be one of the lowest in the industry.

A key factor in NovaGold’s exceptional track record of growth is the Company’s ability to consistently build its gold, silver and copper resources and develop them into reserves. NovaGold has excelled through its exploration programs, adding an average of over 5.9 million ounces of gold resources for the past six years, and an average of 84 million ounces of silver and over 5.3 billion pounds of copper resources for each of the past three years.

NovaGold’s exploration efforts will continue at all of its projects. In 2007, the Company plans to drill 12,000 meters in the vicinity of its Rock Creek and Big Hurrah mines to identify additional resources that can be processed at the Rock Creek mill facility. NovaGold has budgeted for 3,000 meters of drilling at its Ambler project to test possible extensions to this already sizeable copper-zinc-silver-gold deposit. At Galore Creek, a minimum of 15,000 meters of drilling will focus on identifying and expanding higher-grade ore zones to augment average-grade mill feed beyond year six in the current mine plan. At Donlin Creek, 70,000 meters of infill drilling has been budgeted to continue to convert Inferred Resources to the Measured and Indicated categories. NovaGold’s extensive land positions at its core assets, combined with its portfolio of early-stage exploration properties in North America, guarantee that the Company will have exposure to new opportunities for discovery and a pipeline of new projects to develop into tomorrow’s mines.

The acquisition of Coast Mountain Power in August 2006 introduced renewable energy projects to NovaGold’s portfolio. Responsible mining is fundamental to NovaGold’s business plan. While actively investigating renewable energy sources at all of its projects, NovaGold took the step of securing a run-of-river hydroelectric project near the Galore Creek project. Forrest Kerr is one of the largest permitted run-of-river hydroelectric projects in British Columbia. With renewed worldwide focus on reducing greenhouse gas emissions, NovaGold believes this non-polluting renewable energy source is a strategic fit for the Company’s business plan. NovaGold will work to complete a feasibility study for the Forrest Kerr project in 2007.

NovaGold believes its commitment to responsible mining benefits shareholders by reducing development and operational risks and making NovaGold a partner of choice for other companies and communities, potentially attracting new business opportunities. In 2007 and beyond, NovaGold will develop the framework for sustainability reporting, with the goal of publishing its first Sustainability Report in 2008. Formalizing a reporting process will allow NovaGold to monitor its progress, identifying areas where it is performing well or needs some improvement. By continuously evaluating its decisions and procedures, NovaGold can ensure its projects are being developed to the highest standards. Publicly reporting on its progress will allow NovaGold’s employees, partners, local communities and shareholders to monitor and evaluate the Company’s success.

Management believes that strong supply–demand fundamentals will continue to drive prices for gold, silver, copper and zinc higher. China and India should continue to exert a high demand for metals as they build the infrastructure necessary to support the transition from largely agrarian societies into modern industrial states. Analysts are predicting gold prices upward of US$750 per ounce for 2007. With its substantial reserve/resource base located in politically stable North America, Management believes NovaGold shareholders are well positioned to take full advantage of the commodities bull market.

I would like to take this opportunity to thank our shareholders for their continued support. Every member of the NovaGold team is dedicated to delivering on our commitment to create wealth for our shareholders and the communities in which we work. In addition, I would like to personally thank all of our hard-working and dedicated employees and contractors, without whose efforts none of our successes would be possible. We are all looking forward to the upcoming challenges as NovaGold becomes one of the world’s premier precious metals companies.

Thank you all for your continued support.

On behalf of the Board of Directors,

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Galore Creek Construction Team

Left to right (not all members present)

Back row
Kevin Dawson, Andy Khoo, Jim Mallory, Stephan Graham, Gordon Swan, Innes Martin, Clive Creaney, Alex Argus, Al Frank, Frank Gish, Rich Aitzetmueller, Brad Osaduik, Jason Morrison

Front row
Brendan Creaney, Andrea Zaradic, Curtis Williams, Roy Pontes, Tammy Yu

The Galore Creek Construction team is making final preparations to begin construction, with Board approval, once initial financing and permits are in place, which is anticipated for Q2-2007. The team has grown considerably to address the contract, infrastructure and purchasing needs of Galore Creek construction, and senior project and construction management positions are fully staffed in all disciplines. The construction management team currently comprises 37 individuals with an average of 27 years of experience each at world-class projects such as Zaldívar, Porgera, Fort Knox, Cortez, Pogo and Yanacocha. Many members of the team have worked together on numerous projects, with a track record of success at well-known projects around the world. It is immensely rewarding, in these days of tight labour markets and extensive heavy construction activity, that NovaGold has attracted a team with such experience and talent.

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growth

Nome Operations

Nome Operations comprises three projects located near the town of Nome, Alaska: Rock Creek, Big Hurrah and Nome Gold. With the acquisition of the Alaska Gold Company in 1999, NovaGold holds title to mining claims covering approximately 5,700 hectares (14,000 acres) in the area. Over the last 100 years, the Nome alluvial deposits have produced nearly 5 million ounces of gold from shallow, flat-lying sand-and-gravel deposits, with an additional 5 million ounces of alluvial production from other areas on the Seward Peninsula. The Rock Creek and Big Hurrah projects will be the first modern, open-pit “hardrock” mines on the Seward Peninsula. With production at the two mines beginning in 2007, and the potential to restart production at the Nome alluvial deposits, NovaGold will bring significant economic benefits to the community of Nome and the State of Alaska. NovaGold also anticipates continued sales from its Nome sand-and-gravel and land businesses, which have consistently contributed US$1–3 million in annual cash flow over the past six years.

2006 Highlights

  Completed final detailed engineering for the Rock Creek project
  Obtained necessary permits and met conditions for Board approval of construction
  Initiated Rock Creek mine construction on August 22
  Completed NI 43-101 compliant resource updates for Rock Creek, Big Hurrah and Nome Gold
  Initiated a preliminary economic assessment for Nome Gold, targeted for completion in the first half of 2007

2007 Milestones

  First production at the Rock Creek mine targeted for Q3- 2007, with commercial production by year end
  Complete preliminary economic assessment for Nome Gold, examining the potential to restart alluvial gold production
  Complete 12,000 meters (39,350 feet) of expansion and exploration drilling

Rock Creek and Big Hurrah

NovaGold will achieve the transition from explorer to producer in 2007 at its Rock Creek project. The project is located only 12 kilometers (7 miles) from the city of Nome, which sits along the Bering Sea on the southern shore of the Seward Peninsula. The town hosts a population of 3,500, serves as the logistical and administrative center for Western Alaska and has year-round daily commercial jet service and large container barge traffic from June through October. Nome has a relatively dry climate, easily accessible terrain and some of the best infrastructure in the State of Alaska, with roads providing year-round access to the Rock Creek, Big Hurrah and Nome Gold properties.

Excavating at the Rock Creek mine

Nome Operations land and project infrastructure

The presence of nearby infrastructure and power coupled with simple mining and processing techniques, modest capital costs and excellent resource expansion potential makes Rock Creek an ideal project for NovaGold to build its operations team and transition from an exploration-stage company to a gold producer. The project is located partly on 5,700 hectares (14,000 acres) of patented private land owned 100% by NovaGold and on 8,100 hectares (20,000 acres) of land leased from the Bering Straits and Sitnasuak Native Corporations. NovaGold has an exploration and mining lease with Bering Straits Native Corporation (“BSNC”) and a surface use agreement with Sitnasuak Native Corporation, the local Nome village corporation.

Project construction began on August 22, 2006, following receipt of major permits. The anticipated nine-month construction schedule proceeded smoothly until mid-November, when a small group of Nome residents challenged the U.S. Army Corps of Engineers’ issuance of a wetlands permit for the project. Neither NovaGold nor its subsidiary, Alaska Gold Company, was named in the lawsuit, but the permit was suspended to allow the Corps to review the permitting process. Work continued throughout the winter in previously disturbed areas and delays to the project were minimal. After an extensive three-month review, the Corps reached a “finding of no significant impact” in an environmental assessment for the project, and reinstated the permit effective March 13, 2007.

The Rock Creek mine will be developed as a 7,000 tonnes-per-day conventional open-pit year-round operation, producing approximately 100,000 ounces of gold per year at estimated total cash costs of US$260–285 per ounce. Test work at Rock Creek has shown more than 75% of the gold is recoverable using simple and inexpensive gravity methods. When combined with flotation and cyanidation, overall gold recovery is anticipated at 88%, with gold doré poured onsite.

The project will employ approximately 135 skilled workers to handle operations at the mine and mill complex. NovaGold and Alaska Gold Company hosted numerous public meetings in Nome throughout 2003 to 2006 to ensure all community members had the opportunity to ask questions and voice concerns about the mine plan. Both the Bering Straits and Sitnasuak Native Corporations have openly supported the project, as does the Nome Chamber of Commerce.

Resource Update

NovaGold envisions development of the Rock Creek mine as part of an integrated operation that includes the Rock Creek and Big Hurrah deposits, and the Nome Gold alluvial deposits. The Big Hurrah deposit is a smaller but higher-grade satellite deposit located 64 kilometers (40 miles) east of Nome. Ore from Big Hurrah will be trucked to the Rock Creek mill facility for processing, enhancing the overall economics of the project.

Updated NI 43-101 compliant resource estimates for Rock Creek and Big Hurrah were completed in August 2006. The combined Indicated Resource for the Rock Creek and Big Hurrah deposits totals 670,000 ounces of gold. In addition, an Inferred Resource has been estimated to contain 100,000 ounces of gold.

Sorin Posescu
Exploration

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Cranes assembling the Rock Creek mill

Resources at Rock Creek and Big Hurrah were tabulated at cut-off grades based on recent estimates of mining, geotechni-cal and metallurgical parameters. Reported mineral resources were constrained by conceptual pits prepared by Resource Modeling Inc. The Rock Creek resource is based on data from 440 core and rotary holes totalling 38,000 meters (124,650 feet). The Big Hurrah resource is based on data from 273 core and rotary holes totalling 16,900 meters (55,450 feet).

Exploration

With 5 million ounces of historical alluvial gold production and an abundance of high-quality exploration targets controlled by the Company in the Nome district, it is Management’s view that additional resources will be discovered, considerably extending the planned life of the project. Significant exploration expenditures are planned going forward. Specific targets include the Saddle and Bonanza Hill areas adjacent to Rock Creek, and the Nome coastal plain.

The 2007 exploration program for Nome Operations includes drilling of alluvial-covered targets located along primary mineralized trends near the Rock Creek mine and on the coastal plain. Much of the area near the mine shows strong gold-in-soil anomalies that trend under cover. The Company will also drill test a number of gold-in-rock anomalies in areas of sparse exposure. Other prospective areas with placer gold-bearing streams contain little coverage by geochemical sampling and will be the focus of sampling and mapping for the 2007 field season. A number of prospects in the district will receive detailed examination. The exploration team will also continue to update its geologic model through careful mapping, analysis of ore controls at known deposits and showings, and synthesis of local and regional geological, geochemical and geophysical knowledge using modern GIS database technology.

Nome Gold Project

An updated NI 43-101 compliant resource estimate for Nome Gold was completed in August 2006. The Nome Gold property contains a Measured and Indicated Resource of 1.6 million ounces of gold and an additional Inferred Resource of 250,000 ounces. This gold resource is contained in a 194 million tonne sand-and-gravel aggregate resource. Outside of the defined gold resource area, an additional sand-and-gravel resource of 847 million tonnes has been identified, for a total sand-and-gravel resource in excess of 1 billion tonnes. This is one of the largest sources of construction aggregate on the Pacific Rim, located on private lands with immediate access to a port.

Over the last 100 years, the Nome alluvial deposits produced nearly 5 million ounces of gold from shallow, flat-lying sand-and-gravel deposits. The Nome goldfields were profitably mined

Dianna Stoopnikoff
Environment

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Pouring foundations at the Rock Creek mill

solely as an alluvial gold operation, producing about 25,000 ounces of gold annually until mining was shut down in 1998 because of low gold prices.

NovaGold is currently undertaking an economic evaluation to study restarting alluvial gold production at its Nome Gold property, which covers a major portion of the historically famous Nome goldfields. The study will assess the viability of a combined gold and aggregate production facility. NovaGold’s current business plan for the Nome Gold project includes the potential to restart operations with a target to ultimately produce 25,000 ounces of gold annually, along with several million tonnes of sand-and-gravel co-product. If the study confirms economic viability of the project and gold prices remain strong, expansion opportunities will be evaluated.

The gold resources at the Nome Gold deposit are defined by 7,249 drill holes. The drillholes are primarily churn holes drilled through the unconsolidated gold-bearing sand and gravel material into the underlying bedrock. Initially, the higher-grade zones will be the focus of the economic evaluation. The study will examine using a conventional truck-and-loader operation and the potential of restoring the Company’s two bucketline dredges to operation in combination with a state-of-the art gold recovery plant. The processed gravel would be screened and/or crushed to produce a high-value aggregate product for sale into the regional construction market. Capital for the project will be reduced by synergies with the Rock Creek open-pit operations and should be modest.

Nome Sand-and-Gravel Operations

Since 1999, the Company has generated a considerable portion of its operating cash flow from sand-and-gravel aggregate sales taken from existing stockpiles of material that were the by-product of historical mining operations. The expansion of this business into higher value-added products is currently being evaluated. With its huge sand-and-gravel aggregate resources located near the Port of Nome, the Company sees potential to expand its aggregate business well beyond its existing Western Alaska market.

NovaGold is committed to building a
showcase mine that will operate with the
utmost respect for the environment and the
community of Nome.

Colter Ball
Exploration

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empowerment

Galore Creek

After a three-year comprehensive environmental review process, NovaGold announced receipt of the Environmental Assessment Certificate for its Galore Creek copper-gold project on February 23, 2007. This represented a major milestone in the development of the project and was an important step toward issuance of the various permits and authorizations required to construct and operate the mine. The Galore Creek construction team, comprising 37 individuals with decades of industry experience each, is making final preparations to begin construction. NovaGold anticipates receipt of permits in the second quarter of 2007, and will begin construction immediately upon Board approval.

NovaGold released a Feasibility Study in October 2006 for its Galore Creek project, one of the largest and highest-grade undeveloped porphyry-related copper-gold deposits in North America. The 87,000 hectare (215,000 acre) property is located within the historic Stikine Gold Belt of northwestern British Columbia, approximately 70 kilometers (43 miles) west of Highway 37 and 150 kilometers (93 miles) northeast of Stewart, British Columbia, a year-round concentrate shipping port available to the project.

NovaGold has exercised its option to purchase a 100% interest in the Galore Creek project, under an agreement with subsidiaries of Rio Tinto and HudBay Minerals, with no underlying third-party retained royalties or back-in rights. NovaGold has an option to earn up to an 80% interest in the adjoining Copper Canyon property from Copper Canyon Resources Ltd. The Copper Canyon property is at an earlier stage of development than the main Galore Creek property, but is within 5 kilometers (3 miles) of the identified Galore Creek resource and hosts an Inferred Resource of 2.9 million ounces of gold, 37.9 million ounces of silver and 1.2 billion pounds of copper.

NovaGold also holds an option for a 60% interest in the adjoining Grace claims from Pioneer Metals Corporation, which was purchased in 2006 by Barrick Gold. Despite significant exploration efforts, no economic mineralization has been defined on the property. The option agreement is the subject of litigation between Pioneer and NovaGold, but the British Columbia government has consistently upheld NovaGold’s right to explore the Grace claims.

2006 Highlights

  Signed a comprehensive Participation Agreement with the Tahltan First Nation
  Submitted the Environmental Assessment Application
  Acquired Coast Mountain Power, securing one of BC’s largest run-of-river hydroelectric power projects
  Completed an independent Feasibility Study on the project and filed an NI 43-101 compliant Technical Report
  Established Proven and Probable Reserves
  Recruited key members to the project Construction and Operations teams
  Completed pre-construction activities
  Completed condemnation drilling at the Grace claims and filed a surface lease application
  Completed over 36,000 meters (118,100 feet) of drilling focused on expanding the deposits and converting Inferred Resources to Measured and Indicated Resources

Galore Creek camp and drill core storage

Galore Creek land and project infrastructure

Project Milestones

2007

✓	Receive Environmental Assessment Certificate approval
✓	Complete updated resource estimate based on 2006 drilling
• Increased Measured and Indicated Resources by 20% for copper, 12% for gold and 21% for silver
• Increased Inferred Resources by 32% for copper, 23% for gold and 33% for silver
✓	Negotiate contracts for infrastructure construction
✓	Exercise option to purchase a 100% interest in the Galore Creek project
•	Finalize initial construction financing
•	Receive construction permits
•	Board of Directors construction decision
•	Initiate Phase 1 construction to build the access road, tunnel, pipelines and minesite powerline
•	Complete 15,000 meters (49,200 feet) of follow-up and exploration drilling

2008/2009

•	Complete Phase 1 construction, gaining access to Galore Creek Valley
•	Initiate Phase 2 construction of mine facilities and Galore Creek Valley infrastructure

2012

•	Start of production

Participation Agreement

Since NovaGold initiated work on the Galore Creek project in 2003, the project has received a high level of support from the local community and First Nations groups, and the British Columbia and Alaska Governments. Following on NovaGold’s approach of working closely with local communities in Alaska, the Company actively engaged community leaders in northwestern British Columbia. The Galore Creek project is located within the traditional territory of the Tahltan First Nation. The Tahltan support responsible development of natural resources in their traditional territory and have established many business ventures to support the mining industry, including catering, construction and environmental services.

On February 10, 2006, NovaGold entered into a comprehensive Participation Agreement with the Tahltan First Nation for their support and participation in the development of the Galore Creek project. The agreement ensures collaboration between both parties for mine planning, mine operation and environmental protection. Tahltan Traditional Knowledge was incorporated into the planning process, and input from Tahltan Elders resulted in changes to the final mine plan. NovaGold has committed to training and education programs for the Tahltan people, including preferential hiring and establishing a scholarship fund, which granted ten awards in 2006. The Participation Agreement also guarantees financial contributions by NovaGold to the Tahltan Heritage Trust Fund, which will be used to mitigate any adverse social and cultural impacts resulting from the project’s development.

The Tahltan Central Council submitted comments regarding NovaGold’s environmental assessment application to the British Columbia Environmental Assessment Office, including a letter of support from the Chair

Greg Johnson and Rhylin Bailie
Investor Relations

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Moving drill rigs at Galore Creek

of the Tahltan Central Council that stated: “The Tahltan believe that NovaGold provides the leadership, management and vision in partnership with the Tahltan Nation to make the Galore Creek project socially and environmentally sustainable. The present leadership of NovaGold is creative and transformative in their approach to the relationship with the Tahltan Nation and in taking mining to the next level of social and environmental responsibility. NovaGold is the mining industry leader in Tahltan territory to take mining to this next level that will ensure mining brings more benefits than impacts to the Tahltan and BC citizens…”

NovaGold will continue to work closely with representatives from the Tahltan First Nation to identify areas of concern and mutual interest following the principles developed by the Tahltan Symposium on Mining and outlined in the document Out of Respect – The Tahltan, Mining and the Seven Questions to Sustainability. In addition, the Company continues to work with other local communities in northern British Columbia and with the Provincial and Federal government agencies. The project continues to receive strong interest and support from each of these groups. The Galore Creek project will bring significant economic and employment benefits to many communities in northwestern British Columbia. The skills gained through training and employment will sustain these communities long beyond mine closure.

Feasibility Study

A Feasibility Study for the Galore Creek project, completed in October 2006 by Hatch Ltd., provided substantial Proven and Probable Reserves for NovaGold and confirmed the economics and mine plan of the project. With this information in hand, NovaGold’s Board of Directors will be able to make a construction decision as soon as permits are received. Based on the Feasibility Study, annual production is forecast to average more than 432 million pounds of copper and 400,000 ounces of gold equivalent (gold + silver: 341,000 ounces of gold and 4 million ounces of silver) for the first five years of production, with total cash costs of US$0.38/lb of copper, net of precious metals credits or, in terms of gold, negative US$600/oz of gold, net of copper credits.

The Feasibility Study was designed to assist NovaGold in deciding whether to begin construction on the Galore Creek project. The Feasibility Study estimated the project’s base case after-tax net present value as US$599 million using a discount rate of 5%, with a payback of capital costs in four years. Total capital cost to develop the Galore Creek project was estimated at US$1.8 billion, and NovaGold is currently in discussions with prospective joint venture partners. The Company has since updated its construction schedule, lengthening the planned construction time and extending the start of production into 2012. NovaGold believes this revised construction schedule will reduce overall project development risk. While the revised schedule results in an approximate US$130 million reduction in the base case after-tax net present value, NovaGold does not expect this reduction to affect its decision to begin construction and proceed to production.

Stacey Smith
Accounting

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Galore Creek Exploration Team
Left to right: Robin Klassen, Erin Workman, Crystal McConeghy, Stuart Morris, Sarah Henderson, Danette Schwab, Selina Wu, Heather Hawkins, Andy Hilchey, Scott Close, Todd Wikjord, Janina Micko, Rex Turna, Maxine Quock, Mark Williams, Sean Hawkins

Construction in 2007

The permitting process for Galore Creek is well underway, following receipt of the Environmental Assessment Certificate in February 2007. The Galore Creek Construction team is making final preparations to begin construction with Board approval, expected upon receipt of permits. Senior project and construction management positions are now fully staffed in all disciplines. The construction management team currently comprises 37 individuals with an average of 27 years of experience each at world-class projects such as Zaldívar, Porgera, Fort Knox, Cortez, Pogo and Yanacocha.

Galore Creek construction has been planned in two Phases. Phase 1 construction will focus on providing access to the Galore Creek Valley. Significant activities during Phase 1 include the construction of mine access roads, bridges, access tunnels, concentrate and diesel pipelines and an approximately 130-kilometer-long (81 mile) power transmission line from Bob Quinn to the Galore Creek Valley. Phase 1 construction is anticipated to take 24 months, with access to the Galore Creek Valley in the second half of 2009. Phase 2 construction will focus on mine facilities and earthworks, including construction of mine infrastructure, a tailings dam, open pit stripping and process plant facilities. Mine production start-up is anticipated to begin in mid-2012 after three months of commissioning.

Exploration and Resource Expansion

The 2006 drilling program at Galore Creek resulted in significant expansion to the project’s copper, gold and silver resources, particularly in the Bountiful, Highwall and West Fork target areas. Galore Creek’s resource base increased significantly over 2005 estimates, with an increase in Measured and Indicated Resources for copper, gold and silver of 20%, 12% and 21%, respectively, including the previously reported Proven and Probable Reserves. Inferred Resources increased by 32%, 23% and 33% for copper, gold and silver, respectively. The project hosts Proven and Probable Reserves of 540.7 million tonnes containing 6.6 billion pounds of copper, 5.3 million ounces of gold and 92.6 million ounces of silver, making it one of the largest undeveloped copper-gold deposits in North America.

The 2007 drilling program for Galore Creek has been budgeted for a minimum of 15,000 meters (49,200 feet) of follow-up and exploration drilling. Targets are currently being assessed and will concentrate on optimization of the mine schedule by targeting shallow moderate-grade resources that could displace low-grade stockpile material in years seven to nine of operations. Additional exploration will focus on scoping potentially high-grade underground scenarios that could heighten the value of the project. Planned exploration of high-grade resources at Copper Canyon will be initiated and 2007 expenditures are forecast to exceed earn-in commitments, allowing NovaGold to assume 60% of the project. The recent resource update has also identified areas of Inferred Resources that can be converted to the Measured and Indicated Resource categories with 2007 drilling.

The Tahltan believe that NovaGold
provides the leadership, management
and vision in partnership with the
Tahltan Nation to make the
Galore Creek project socially and
environmentally sustainable.

Elaine Sanders
Finance

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integrity

Donlin Creek

NovaGold’s Donlin Creek project is one of the world’s largest undeveloped gold deposits. NovaGold owns 70% of the project in joint venture with Barrick Gold Corporation (30%). As currently envisioned, Donlin Creek would be one of only a handful of gold mines worldwide that produce over 1 million ounces of gold annually, making it a true world-class asset. The 10,900 hectare (27,000 acre) property is located in the historic Kuskokwim Gold Belt of southwestern Alaska. The property is under lease from Calista Corporation and the Kuskokwim Corporation, two Alaska Native Corporations, and is located 19 kilometers (12 miles) north of commercial barge access on the Kuskokwim River, near the community of Crooked Creek, Alaska.

Barrick acquired Placer Dome Inc. in early 2006 and assumed Placer Dome’s place in the joint venture agreement. Barrick is currently manager of the joint venture and completed 92,000 meters (301,850 feet) of drilling in 2006. Once all assay results are received and tabulated, NovaGold will release an updated resource estimate that is expected to significantly expand the Measured and Indicated Resource base. Barrick is working toward completing a first feasibility study for Donlin Creek that will provide Proven and Probable Reserves, greatly increasing the value of the project for NovaGold’s shareholders.

Under the terms of a back-in arrangement outlined in the Donlin Creek Mining Venture Agreement, Barrick has an option to earn an additional 40% interest in the joint venture by completing certain milestones on or before November 13, 2007, including completion of a final, bankable feasibility study and making a board decision to construct a mine at Donlin Creek that will produce not less than 600,000 ounces of gold per year. NovaGold does not believe it is possible for Barrick to fulfill these requirements. The environmental approval and permitting process for Donlin Creek will not start until after the November 2007 deadline and will not be completed for an additional two to three years. To defend its ownership and joint venture rights, NovaGold filed a lawsuit against Barrick in the United States District Court of Alaska on August 25, 2006. The Court concluded there is a “genuine dispute” as to Barrick’s ability to meet the conditions required to earn an additional 40% interest in Donlin Creek, and the Company’s litigation is still pending. Regardless of the ownership outcome, the Donlin Creek asset holds significant value for NovaGold’s shareholders, and NovaGold is working to ensure the project is developed in a manner consistent with its corporate values.

Donlin Creek land and project infrastructure

2006 Highlights

  January resource update increased Measured and Indicated Resources by 33%
  Barrick acquired Placer Dome and assumed all of Placer Dome’s obligations and management of the Donlin Creek Joint Venture
  Barrick completed approximately 92,000 meters (301,850 feet) of drilling, focused primarily on converting Inferred Resources to Measured and Indicated Resources, along with significant geotechnical and metallurgical drilling
  NovaGold issued an independent Preliminary Economic Assessment, confirming the economics of a 22-year mine
  NovaGold issued a re-tabulated resource estimate in September to more accurately reflect current economic conditions, further increasing Measured and Indicated Resources by 9% and Inferred Resources by 22%

2007 Milestones

  Resource update based on 2006 drill results
  Continued exploration and infill drilling
  Pre-feasibility study prepared by Barrick
  Completion of the first feasibility study, providing Proven and Probable Reserves and estimating project economics and timelines

Alex Argus
Galore Creek Construction

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Donlin Creek camp

Preliminary Economic Assessment

In September 2006, NovaGold released a Preliminary Economic Assessment of the Donlin Creek project, completed by SRK Consulting (US), Inc., which confirmed the economics of a conventional open-pit mining operation at a production rate of 60,000 tonnes per day with the potential to produce on average 1.4 million ounces of gold per year over the 22-year life of the project at a cash cost of US$276/oz of gold. The SRK study estimated average production for the first seven years at 1.885 million ounces of gold annually at a cash cost of US$223/oz of gold.

Exploration and Development during 2006

NovaGold and Placer Dome’s exploration programs prior to 2006 greatly expanded the Donlin Creek deposit. As estimated in SRK’s Preliminary Economic Assessment, the Donlin Creek property contains a Measured and Indicated Resource of 16.6 million ounces of gold and an Inferred Resource estimated at 17.1 million ounces of gold. NovaGold will update this resource estimate once all assay results from Barrick’s 92,000 meter (301,850 feet) 2006 drill campaign have been received and tabulated, with the expectation of significantly expanding the Measured and Indicated Resource base. The Donlin Creek deposits remain open to expansion at depth and laterally. A series of engineering studies has been completed over the past two years to refine the economic parameters of the project for power, logistics and processing. Ongoing work includes continuing environmental baseline studies and refining the layout and design of the mine facilities.

SRK’s Preliminary Economic Assessment examined the cost and time to permit and construct a powerline for the project that would connect to the Anchorage-Fairbanks power grid. The Donlin Creek Joint Venture is also considering the potential to use local power alternatives for the project, including “green” alternative energy sources such as wind cogeneration, to reduce environmental impacts and mitigate potential future global energy price increases.

The current mine scenarios focus on near-surface ore zones that would be amenable to large-scale, low-cost open-pit mining methods. The gold ore would be crushed, finely ground and then fed to a flotation circuit to separate the gold-bearing sulfide minerals from the rock. The high-grade sulfide concentrate would be oxidized using pressure oxidation in an autoclave. The gold would then be leached from the oxidized residue and recovered with activated carbon in a standard CIL process. Approximately 90% of the gold would be recovered with this process. Additional engineering work will focus on further improving overall gold recoveries and costs through process optimization.

The scale of operation, method of processing and grades at Donlin Creek are similar to Barrick’s flagship Goldstrike mine along the Carlin Trend in Nevada, as well as at Barrick’s recently acquired Porgera mine in Papua New Guinea, which have both produced in excess of 1 million ounces of gold per year from sulfide ores using pressure oxidation.

Looking Forward

NovaGold will release the final 2006 drilling results and an updated Donlin Creek resource estimate in the first half of 2007. NovaGold believes there is considerable potential to expand the gold resource at Donlin Creek, since the current resource is contained within only a small portion of the overall property. Numerous other targets have been identified along the 10-kilometer-long (6 mile) mineralized gold trend, defined by surface sampling and various historical drill holes containing significant gold values. These target areas have not had sufficient drilling to be included in the current resource inventory, but remain highly prospective for future discovery. Management is confident that additional drilling will result in further resource expansion. In addition, the Kuskokwim region holds outstanding exploration potential, and NovaGold will continue to pursue additional opportunities in the region around Donlin Creek and in other areas within Alaska.

Ariadna Peretz
Investor Relations

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safety

Ambler

The Ambler property comprises 14,000 hectares (35,000 acres) of patented and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide (“VMS”) belt. The most advanced is the Arctic deposit, located approximately 290 kilometers (180 miles) southeast of Red Dog mine, the world’s largest zinc mine. Ambler is an ideal fit with NovaGold’s corporate exploration strategy of acquiring high-quality, precious-metal-rich mineral districts where existing resources can easily be expanded by well-executed exploration programs.

The Ambler district mineralization was first discovered by Rio Tinto’s subsidiary, Bear Creek Exploration, in the late 1960s. Subsequent work by Bear Creek delineated the Arctic deposit, a large high-grade VMS deposit. Project development at Arctic stalled in the late 1970s, however, as a result of Alaska’s land claims settlement between Native American, State and Federal interests. It took more than 20 years to finalize land selections, and by then low metal prices hampered project development. The land claims are now settled and both the State of Alaska and NANA Corporation are looking for opportunities that present long-term sustainable development for their lands. Rio Tinto has joined with NovaGold to develop this project specifically because of NovaGold’s success working with local communities, Native Corporations and State and Federal government agencies.

According to the terms of the agreement with subsidiaries of Rio Tinto, NovaGold can earn a 51% interest by matching historical expenditures on the property before 2016. During the first five years of the agreement, which was signed in March 2004, NovaGold must spend a minimum of US$5 million on exploration and development work and obtain memoranda of understanding with landowners in the region to provide access for mine development. During the second phase of the agreement, NovaGold must spend the balance of the earn-in funds, for a total of US$20 million, and complete a pre-feasibility study resulting in a positive rate of return.

NovaGold is manager of the project through to the completion of a final feasibility study, at which time Rio Tinto has a onetime option to acquire an extra 2% interest in the project from NovaGold and assume the management of construction and operation of the mine by making a one-time payment to NovaGold equivalent to 4% of the project’s net present value. NovaGold plans to complete a preliminary economic assessment for the project in 2007.

2006 Highlights

  Completed 3,000 meters (9,850 feet) of drilling in 12 holes that tested five airborne low-resistivity anomalies
  Located new zinc, copper and precious metal mineralization at the Arctic deposit
  Extended detailed mapping and surface geochemical sampling across the central part of the district
  Initiated an NI 43-101 compliant resource estimate, expected to be completed in 2007
  Completed a preliminary study examining power alternatives

Project Milestones

  3,000 meters (9,850 feet) of drilling budgeted for 2007
  Complete an NI 43-101 compliant resource estimate
  Initiate preliminary economic assessment

Exploration

The Ambler project contains multiple promising prospects, the most notable of which is the Arctic deposit. The Arctic deposit ranks among the largest and richest VMS deposits in the world based on both total in-situ metal value and value per tonne,

Drilling in the Ambler district

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Fuel delivery for the Ambler project

with an historical resource estimated at 36.3 million tonnes averaging 4% copper, 5.5% zinc, 0.8% lead, 0.7 g/t gold and 54.9 g/t silver. The contained precious metals in this historical resource total over 800,000 ounces of gold and 64 million ounces of silver, while the base metals total 3.2 billion pounds of copper, 4.4 billion pounds of zinc and 640 million pounds of lead.

This estimate is based on 70 wide-spaced drill holes as reported by the Alaska Division of Geological and Geophysical Surveys. The resources referred to above are historical in nature and were compiled prior to NI 43-101. While not NI 43-101 compliant, NovaGold believes these historical results provide an indication of the potential of the property and are relevant to ongoing exploration.

Based on NovaGold’s drilling since 2004, Company geologists have developed a new interpretation of the Arctic deposit that suggests the deposit remains open to expansion at depth. Mineralization at Arctic occurs as two extensive and continuous ore horizons that have been folded and thickened locally. As currently envisioned, Ambler would likely be developed as a high-grade underground mine.

NovaGold’s exploration program in 2006 drill tested a number of airborne geophysical anomalies and resulted in the discovery of additional mineralized areas north and east of the Arctic deposit. This mineralization, along with extensive new detailed surface mapping and geochemical sampling, has greatly improved the Company’s understanding of the complex structural folding and local stratigraphy and is providing high-quality targets for future exploration near the Arctic deposit. The 2007 exploration program will include the goal of releasing an NI 43-101 compliant resource followed by further drill testing of both the Arctic deposit and nearby targets.

VMS deposits generally form in clusters, and the Ambler district is no exception. Besides Arctic, the district contains a number of other smaller deposits. The Ambler VMS belt has been largely unexplored since the early 1980s, and NovaGold feels there is excellent potential to expand the existing resources at the Arctic deposit, locate new high-quality resources in nearby areas and identify new exploration targets along the 40 kilometers (25 miles) of favorable volcanic-sedimentary stratigraphy in the district.

Responsible Mining

As with its other projects, NovaGold continues to work closely with the local communities at the Ambler project. NovaGold is working with the NANA Corporation, the Northwest Arctic Borough (“NWAB”) and the State of Alaska as part of an ongoing Northwestern Alaska Resource Transportation Study, part of which focuses on the Ambler district as a priority area for infrastructure development. Four potential access corridors have already been defined by the State of Alaska for access to the project area. Further work is planned by the State of Alaska in 2007. Separately, NovaGold is working closely with NANA, NWAB and the local villages to discuss and evaluate various transportation alternatives, specifically identifying opportunities for synergies in the region.

In addition to studies on infrastructure, the Company has also completed a study of various power alternatives for the project, including the possible use of “green” or alternative energy sources such as wind or hydroelectric cogeneration from nearby sources. The preliminary economic assessment targeted for 2007 will detail some of the preferred alternatives.

Selina Wu
Exploration

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Exploration Team

Left to right (not all members present)
Bruce Otto, Scott Petsel, Mark Williams, Selina Wu, Todd Wikjord, Melanie Roberts, Joe Piekenbrock, Erin Workman, Rex Turna, Phil Gordon, Stuart Morris, Danette Schwab, Stanton Dodd, Jerry Zieg, Sarah Henderson, Melissa Zack, Doyle Albers, Christine Hann, Frank Gish, Crystal McConeghy

NovaGold’s exploration team has consistently created wealth for NovaGold’s shareholders by identifying new opportunities and expanding the Company’s reserve/resource base. This experienced team advances each project by methodically mapping, sampling and interpreting the geology to generate high-quality targets for exploration drilling. After drilling and analysis identifies potential resources, a range of characteristics are modeled to allow for accurate resource estimation and characterization of the mineral deposits. This comprehensive strategy has proven very successful, resulting in the discovery of new deposits and extensions to known mineralization throughout NovaGold’s portfolio. The exploration team has discovered more than 5.9 million ounces of gold resources per year over the past six years and more than 5.3 billion pounds of copper resources in each of the last three years. The exploration team has also been very successful in expanding the resources at Alexco Resource Corp.’s Keno Hill deposit, historically one of the world’s highest-grade silver districts. The exploration team is preparing for field programs at Galore Creek, Nome and Ambler as well as a series of new early-stage opportunities in western Canada and Alaska. As a member of the Minerals Deposit Research Unit, NovaGold supports academic research and contributes to the geologic community through presentations and sponsorships.

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growth

Exploration

NovaGold can attribute much of its continuing success to its outstanding exploration team. The Company was founded by exploration geologists, and the exploration mindset of continually looking for new opportunities remains today. NovaGold’s Donlin Creek and Galore Creek properties, two of the largest undeveloped gold and copper-gold deposits in the world, were acquired when NovaGold’s management recognized the properties’ inherent geologic potential. Using its expertise in big project management and exploration, NovaGold has effectively turned these opportunities into world-class deposits moving rapidly toward development.

Management believes that adding ounces
through exploration success is one of
the best ways to create
shareholder value.

To sustain operations, all producing companies must at a minimum replace the reserves that are mined each year. To achieve growth, a producing company must expand reserves and resources over and above that which is mined. Mining companies typically achieve growth through exploration success or by acquisition of successful companies. NovaGold continues to be recognized as one of the industry’s most successful explorers.

NovaGold has consistently added to its resource base through identification of new properties and expansion of deposits at existing projects. NovaGold has added on average over 5.9 million ounces of gold resources in each of the past six years and an average of 84 million ounces of silver and over 5.3 billion pounds of copper resources in each of the past three years. Exploration success in 2006 added more than 2.6 million ounces of gold, 71 million ounces of silver and 2.7 billion pounds of copper to NovaGold’s portfolio.

NovaGold currently holds an impressive portfolio of early-stage exploration projects that fit its corporate strategy of identifying quality, under-explored properties with existing resources or the potential for new resources. Management believes it can add significant shareholder value by applying its considerable exploration, finance and development expertise to these early-stage projects. NovaGold continues to rapidly advance projects from early exploration-stage to advanced development-stage valuations and eventually through to production.

In 2006, NovaGold acquired four exploration-stage properties in western Canada and Alaska. The Company will begin to focus its exploration efforts on these projects in coming years to build a pipeline of development-stage projects. These projects represent the next generation of discovery and growth as NovaGold’s current advanced-stage projects move through the development pipeline and into production.

Melanie Roberts mapping and sampling in northwestern British Columbia

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sustainability

NovaGreenPower

In August 2006, NovaGold acquired Coast Mountain Power, a “green power” company with three potential hydroelectric projects located near NovaGold’s Galore Creek project in northwestern British Columbia. Coast Mountain was de-listed from the TSX Venture Exchange in 2006, and the company and its subsidiaries were consolidated into NovaGreenPower.

Forrest Kerr Run-of-River Hydroelectric Project

NovaGreenPower’s largest asset is the Forrest Kerr run-of-river hydroelectric project, envisioned as one of British Columbia’s largest run-of-river hydropower projects. Forrest Kerr is located on the Iskut River in northwestern British Columbia, approximately 280 kilometers (174 miles) north of Prince Rupert and 180 kilometers (112 miles) from the BC Hydro Meziadin substation. The site is accessible using existing roads, including Provincial Highway 37 and the Eskay Creek Mine access road.

Forrest Kerr qualifies as a green power project under BC Hydro’s Green Power Initiative. The Green Power Initiative is designed to encourage the development of renewable, low-impact and socially responsible power generation in the Province of British Columbia. With the current project design, Forrest Kerr would generate and transmit up to 115 MW of electricity into the British Columbia hydroelectric grid at Meziadin Junction, producing 600 GWh annually.

The Forrest Kerr project has received all critical approvals and permits necessary for construction of the hydroelectric plant and power transmission lines to connect to the British Columbia Transmission Corporation/BC Hydro grid. Provincial and Federal Environmental Assessment Certificates have been issued, along with a Provincial Water License and all land tenure permits required for project development. Coast Mountain secured a Road Use Agreement and the Ministry of Transport has granted a permit to construct a 135-kilometer-long (84 mile) transmission line along Highway 37. Coast Mountain also signed a formal Participation Agreement with local First Nations communities and secured a 15-year Electricity Purchase Agreement with BC Hydro.

Forrest Kerr Feasibility Study

NovaGold has commissioned an updated feasibility study with Hatch Energy of Vancouver to optimize the project’s economics and development timelines, building on data collection and studies previously completed by Coast Mountain. Based on Coast Mountain studies, the project will have minimal environmental impacts due to its underground nature and run-of-river design. Forrest Kerr will produce emissions-free electricity via an underground penstock and power house using an intake forebay and weir, and will follow the existing flow of the river without the need for a dam.

With a long facility life estimated at greater than 50 years, Forrest Kerr offers a low-cost, renewable and reliable energy source for future generations. As part of the feasibility process, NovaGold will explore the opportunity to expand the plant’s power throughput to more effectively and efficiently use this green power resource.

While the Forrest Kerr project is currently contracted to sell green power to BC Hydro, it would also bring a grid power connection to NovaGold’s Galore Creek project on Highway 37. Forrest Kerr offers significant benefits to local communities and fits well into NovaGold’s responsible mining approach.

Through the Coast Mountain acquisition, NovaGold controls hydroelectric projects with the potential to generate up to 800 GWh annually. NovaGold will conduct further studies over the coming year to quantify the projects’ costs and benefits.

Surrounding communities currently use diesel generators to obtain electricity. Run-of-river hydroelectric power offers a renewable electricity source with minimal environmental impacts. The projects also offer considerable social benefits, including construction and long-term employment opportunities for First Nations and local communities. Recognizing these benefits, the Tahltan First Nation is very supportive of developing the hydroelectric power potential of their traditional territory.

Water sampling at Mclymont Creek

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respect

Responsible Mining

NovaGold’s foremost commitment is to create wealth by executing its business plan and remaining focused on its core values of respect, integrity, safety, accountability, empowerment, communication, growth and sustainability. Only by creating wealth for shareholders and for the communities in which it works can NovaGold sustain itself as a company, protect the environment and bring benefits to local communities. By mining responsibly, NovaGold fosters a positive reputation for itself and the mining industry as a whole. A positive reputation builds trust, acceptance and support, reducing project risk, generating potential business opportunities and creating wealth for shareholders, the Company and local communities.

There are two fundamental reasons to strive for accountability and sustainability as a mining company. First, it’s the right thing to do. Some environmental impact is inevitable with any mining operation, and both minimizing and mitigating that impact is essential for the well-being of future generations. Second, by proving to local communities and stakeholders that it brings net benefits, NovaGold builds a strong record, ensuring its ability to thrive in the industry and region.

NovaGold intends to be an industry leader in operating successfully, profitably and responsibly. NovaGold first published its Environmental Policy in 2003 and has consistently demonstrated its commitment to environmental stewardship to employees, shareholders and local communities. Responsible mining, however, involves more than a commitment to environmental stewardship. Responsible mining includes a commitment to health and safety, fiscal responsibility and social benefits. NovaGold is committed to implementing best practices at all levels of the Company through all stages of mine development. NovaGold’s inclusion in the Standard and Poor’s TSX Ethical Canadian Company Index since October 2004 confirms its commitment to responsible mining.

NovaGold’s goals for 2007 include zero lost-time incidents and zero recordable environmental incidents. To report on these goals and to cement its corporate value of open and honest communication, NovaGold will continue to develop the framework for sustainability reporting in 2007. A formal Sustainability Committee was formed in 2006 and charged with the task of reviewing and expanding the Company’s policies with sustainability in mind. The Company will also establish a set of measurable indicators, with the goal of publishing NovaGold’s first Sustainability Report in 2008. Reporting on responsible environmental, social, economic and other performance factors will allow NovaGold to refine its procedures and improve performance while also allowing for a comparison with industry peers. Feedback from stakeholders will provide further clarity on areas where NovaGold excels and areas where it needs to improve, allowing for continuous progress and growth.

Creating Wealth

To NovaGold, creating wealth means: 1) generating enough profit to flourish as a company and support employee development; 2) delivering strong returns on shareholder investments; 3) generating free cash to give back to communities in the form of donations, sponsorships and training programs, providing capacity-building opportunities for individuals and communities; and 4) ensuring the financial ability to operate responsibly today and continue to sustain projects long into the future. By focussing on wealth creation, NovaGold can ensure it operates to the highest standards at all projects and at all levels of the Company. NovaGold believes this focus will bring the most benefits to its shareholders, employees and local communities.

Health & Safety

The success of NovaGold today and in the future depends greatly on the health and well-being of its employees, local communities and the environments in which it works. NovaGold is committed to employee safety, and implements detailed safety procedures at all of its sites. NovaGold built an experienced Human Resources team in 2006 to meet the growing needs of the Company. The Human Resources team is implementing many new systems and policies, including a strengthened benefits and rewards program, and is actively recruiting new employees to ensure the NovaGold team can maintain a work/life balance and remain efficient and healthy. In today’s highly competitive job market, NovaGold is working to ensure it can attract and retain highly qualified individuals to continue to build one of the strongest teams in the industry.

Respect

Respect for individuals, social differences and the cultural integrity of communities is fundamental to NovaGold’s success. NovaGold is committed to providing a safe and respectful work environment that honors the differences between people and cultures. An integral part of the Participation Agreement with the Tahltan First Nation was acknowledgment of their

Carl Gagnier
Operations

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culture and Traditional Knowledge, and a commitment to weaving those beliefs into the very fabric of the Galore Creek Project. Tahltan Traditional Knowledge was incorporated into Galore Creek planning and resulted in reduced environmental and social impacts in the final mine plan.

Environmental Stewardship

Respect for the environment is an essential component to the success of NovaGold and its projects. By ensuring that best practices are met or exceeded and all regulations and procedures are followed, NovaGold can reduce its environmental impact through all phases of mine development, thereby reducing the potential for future environmental liabilities. NovaGold seeks to remediate historical mining impacts at its properties. To ensure the Company can continue to meet its environmental commitments, NovaGold added to its environmental team in 2006 and will continue to build the team in 2007. This team will work toward the goal of no recordable environmental incidents, ensuring that all of NovaGold’s projects operate to the highest environmental standards.

Renewable Energy

NovaGold is actively investigating the use of renewable energy at all of its projects. Galore Creek construction will be completed by electric shovels as much as possible, and the project will eventually be powered by clean, low-cost energy from the BC Hydro power grid, including green power sources such as NovaGreenPower’s Forrest Kerr hydroelectric project. The Donlin Creek Joint Venture is considering alternative energy sources such as wind cogeneration to reduce environmental impacts and mitigate potential future global energy price increases. Wind and hydroelectric cogeneration will be considered at the Ambler project. In 2007, NovaGold will complete further studies at its new portfolio of renewable energy projects.

Training and Employment Opportunities in Local Communities

NovaGold strives to hire locally at all of its projects. Providing training programs for local communities fosters community support while ensuring a qualified pool of dedicated employees. Providing employees with opportunities to learn new skills allows NovaGold to promote from within, which benefits the project and builds employee satisfaction and loyalty. Numerous opportunities also exist for services-based businesses and contract positions. NovaGold’s projects will bring significant economic and employment benefits to many communities in British Columbia and Alaska, and the capacity-building skills gained through training and employment will sustain these communities long beyond mine closure.

Community Relationships & Partnerships

Acceptance for mining projects must be earned. Successful projects balance the needs of community members against the needs of employees and shareholders. NovaGold has excelled at building positive relationships with local communities at all of its projects. By actively engaging community members through open communication and public meetings, NovaGold elicits feedback and incorporates those suggestions into its mine plans. During mine planning and permitting at Rock Creek, NovaGold published weekly articles in the local newspaper and held numerous public meetings. The Company’s first goal at Galore Creek was to forge a relationship with the Tahltan First Nation. Tahltan members were involved in every step of the planning process and Tahltan Traditional Knowledge was used to make construction decisions. Strong partnerships form the framework for communication and collaboration, with all parties working together to overcome challenges and ensure project success.

Community Support

NovaGold has always prioritized corporate donations and sponsorships to support the goals and projects of local communities. By creating wealth through its projects, NovaGold can reinvest in local communities and charitable industry initiatives. In 2006, a Donation Committee was formed to formalize the donation process and establish an official corporate mandate. Historically, NovaGold has committed to promoting education, safety and healthy communities, with a particular focus on the needs of aboriginal youth. The Company also seeks to leverage its contributions by partnering with charitable groups and other mining companies in donation-matching initiatives. NovaGold recently sponsored three past Olympians to visit rural Alaskan communities to promote healthy lifestyles and youth fitness programs.

Ian Low
Information Technology

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Administration Team

Left to right (not all members present)
Sarah Peerless, Cara Watts, Shannon Hendrickson, Ashley Edgington

As the first point of contact for people who call or visit NovaGold’s head office in Vancouver, British Columbia, the Company’s administration team has been integral in building NovaGold’s positive reputation. The administration team keeps NovaGold functioning efficiently, handling a wide array of responsibilities including scheduling, inventory, meeting and travel coordination, document and report preparation and organizing conferences and special events. While each individual has a specific support focus, the flexibility and teamwork exhibited by the administration team is a strong example of three of NovaGold’s core values: empowerment, respect and integrity.

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Reserves & Resources

Haul truck at the Rock Creek mine

The tables on the following pages set forth NovaGold’s interest in the Proven and Probable Reserves and Measured, Indicated and Inferred Resources at each of its advanced-stage properties in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities.

These mineral reserve and resource figures have been carefully prepared and verified by experienced and independent qualified third parties. These figures are estimates, however, and no assurance can be given that the indicated quantities of metals will be produced. The Company’s resources cannot be classified as reserves until the completion of a feasibility study.

Mineral Resource

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An Inferred Resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Indicated Resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geologic and grade continuity to be reasonably assumed.

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A Measured Resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geologic and grade continuity.

Mineral Reserve

A Mineral Reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances or losses that may occur when the material is mined. Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

A Probable Reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resource Notes: These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System. For a more detailed description of the key assumptions, parameters and methods used in estimating resources, see NovaGold’s most recent Annual Information Form on file with Canadian securities authorities at www.sedar.com.

Rock Creek Construction
Arnold Trigg, Gary Longley Jr. and Zachary Nashalook

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Reserves & Resources Tables(1)

	Percentage		Million	Gold	Silver	Copper	Zinc
Property	Ownership	Category	Tonnes	g/t	g/t	%	%
Mineral Reserves
Galore Creek	100%	Proven	239.5	0.34	6.0	0.63	-
		Probable	301.3	0.27	4.8	0.50	-
		Total	540.7	0.30	5.3	0.56	-

Mineral Resources (inclusive of mineral reserves)
Galore Creek
Galore Creek	100%	Measured	282.1	0.33	5.6	0.59	-
		Indicated	646.3	0.25	4.4	0.46	-
		Total	928.4	0.28	4.7	0.50	-
		Inferred	401.6	0.19	3.7	0.37	-
Copper Canyon(2)	80%	Inferred	164.8	0.54	7.2	0.35	-
Donlin Creek	70%	Measured	20.0	2.56	-	-	-
		Indicated	196.0	2.39	-	-	-
		Total	215.0	2.40	-	-	-
		Inferred	227.0	2.34	-	-	-
Nome Operations
Rock Creek	100%	Indicated	9.6	1.31	-	-	-
		Total	9.6	1.31	-	-	-
		Inferred	1.4	0.96	-	-	-

Big Hurrah	100%	Indicated	1.8	4.61	-	-	-
		Total	1.8	4.61	-	-	-
		Inferred	0.6	3.05	-	-	-

Nome Gold (3)	100%	Measured	79.1	0.32	-	-	-
		Indicated	83.8	0.28	-	-	-
		Total	162.9	0.30	-	-	-
		Inferred	30.6	0.27	-	-	-

Saddle(4)	100%	Inferred (Historical)	3.6	2.23	-	-	-
Ambler(4)(5)	51%	Inferred	36.3	0.70	54.9	4.00	5.5
		(Historical)
Shotgun(4)	50%	Inferred	32.8	0.93	-	-	-
		(Historical)

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				Project contained metal			NovaGold contained metal
	Percentage		Gold	Silver	Copper	Zinc	Gold	Silver	Copper	Zinc
Property	Ownership	Category	ozs(M)	ozs(M)	lbs(M)	lbs(M)	ozs(M)	ozs(M)	lbs(M)	lbs(M)
Mineral Reserves
Galore Creek	100%	Proven	2.64	46.3	3,300	-	2.64	46.3	3,300	-
		Probable	2.63	46.3	3,340	-	2.63	46.3	3,340	-
		Total	5.27	92.6	6,640	-	5.27	92.6	6,640	-

Mineral Resources (inclusive of mineral reserves)
Galore Creek
Galore Creek	100%	Measured	2.97	51.2	3,671	-	2.97	51.2	3,671	-
		Indicated	5.27	90.6	6,571	-	5.27	90.6	6,571	-
		Total	8.24	141.8	10,242	-	8.24	141.8	10,242	-
		Inferred	2.49	47.5	3,234	-	2.49	47.5	3,234	-
Copper Canyon(2)	80%	Inferred	2.86	37.9	1,160	-	2.29	30.3	928	-
Donlin Creek	70%	Measured	1.60	-	-	-	1.12	-	-	-
		Indicated	15.00	-	-	-	10.50	-	-	-
		Total	16.60	-	-	-	11.62	-	-	-
		Inferred	17.10	-	-	-	11.97	-	-	-
Nome Operations
Rock Creek	100%	Indicated	0.40	-	-	-	0.40	-	-	-
		Total	0.40	-	-	-	0.40	-	-	-
		Inferred	0.04	-	-	-	0.04	-	-	-

Big Hurrah	100%	Indicated	0.27	-	-	-	0.27	-	-	-
		Total	0.27	-	-	-	0.27	-	-	-
		Inferred	0.06	-	-	-	0.06	-	-	-

Nome Gold(3)	100%	Measured	0.80	-	-	-	0.80	-	-	-
		Indicated	0.76	-	-	-	0.76	-	-	-
		Total	1.56	-	-	-	1.56	-	-	-
		Inferred	0.25	-	-	-	0.25	-	-	-
Saddle(4)	100%	Inferred	0.26	-	-	-	0.26	-	-	-
		(Historical)
Ambler(4) (5)	51%	Inferred	0.82	64.1	3,201	4,401	0.42	32.7	1,633	2,245
		(Historical)
Shotgun(4)	50%	Inferred	0.98	-	-	-	0.49	-	-	-
		(Historical)
Total	Proven and Probable		5.27	92.6	6,640	-	5.27	92.6	6,640	-
	Measured and Indicated		27.09	141.8	10,242	-	22.11	141.8	10,242	-
	(inclusive of mineral reserves)
	Inferred		22.80	85.4	4,394	-	17.10	77.8	4,162	-
	Historical Inferred		2.06	64.1	3,201	4,401	1.17	32.7	1,633	2,245

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Resource Footnotes & Cautionary Note

1.

These resource estimates have been prepared in accordance with National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Resource Classification System, unless otherwise noted.

2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3.	See numbered footnotes below on resource information. Resources are reported as net values to NovaGold after all project earn-ins.

Resource Footnotes

(1)

Reserve and resource estimates are accurate as of March 31, 2007. All resource estimates are tabulated on criteria described in this report, and breakouts of Measured and Indicated Resources follow. Inferred Resources are in addition to Measured and Indicated Resources. Details of Measured and Indicated Resources and other NI 43-101 information can be found on NovaGold’s website. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note Concerning Resource Estimates”.

(2)	Subject to an earn-in agreement with Copper Canyon Resources Ltd.

(3)

The Nome Gold resource is an alluvial deposit, which is reported in cubic meters rather than tonnes and grams/cubic meter rather than grams/tonne. 85,000 ounces contained within the reported resource may be subject to a royalty.

(4)

These estimates include historical resources that are not NI 43-101 compliant. Technical reports describing these resources can be found on SEDAR (www.sedar.com). The historical resource for the Saddle deposit was completed by the Alaska Gold Company in 2000, the historical resource for the Ambler deposit was completed by Kennecott in 1995, and the historical resource for Shotgun was completed by Qualified Persons Phil St. George and Robert Prevost, of NovaGold Resources Inc., in 1998. Although believed by NovaGold management to be relevant and reliable, these historical resources were completed prior to the February 2001 adoption of NI 43-101 procedures and are not NI 43-101 compliant resources. See “Cautionary Note Concerning Resource Estimates”.

(5)	Subject to an earn-in agreement with Rio Tinto.

Cautionary Note Concerning Resource Estimates

This summary table uses the term “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this report have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available. Resources for the Company’s Saddle, Shotgun and Ambler deposits are such historical estimates. Unless otherwise indicated, resource calculations reflect NovaGold’s interest in the Donlin Creek project at 70%.

Project	Qualified Person(s)

Donlin Creek	Stan Dodd, P.Geo., NovaGold Resources Inc.
Kevin Francis, P.Geo., NovaGold Resources Inc.
Gordon Doerksen, P.E. SRK Consulting (US), Inc.
Galore Creek	Bruce Rustad, P.Eng, Hatch Ltd.
Mike Lechner, RPG, Resource Modeling Inc.
Copper Canyon	James Gray, P.Eng., GR Technical Services Ltd.
Robert Morris, P.Geo, Hatch Ltd.
G.H. Giroux, P.Eng., Giroux Consultants Ltd.
Rock Creek	Harry Parker, Ph.D., RG, AMEC Americas Limited
Big Hurrah	Mike Lechner, RPG, Resource Modeling Inc.
Nome Gold	Bruce Davis, Ph.D., FAusIMM, Norwest Corporation
Robert Sim, P.Geo., Norwest Corporation
Saddle	Historical resource
Ambler	Historical resource
Shotgun	Historical resource

Scott Petsel
Exploration

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Corporate Policies

Environmental Policy Statement

NovaGold recognizes environmental management as a corporate priority. NovaGold employees care about preserving the environment for future generations, while also providing for safe, responsible and profitable operations by developing natural resources for the benefit of its employees, shareholders and communities.

In adopting the following Statement of Principles throughout all stages of exploration, development, mining and closure, NovaGold intends to set and maintain standards of excellence for environmental performance at all its operations.

  NovaGold will communicate its commitment to excellence in environmental performance to its subsidiaries, employees, contractors, other agents and the communities in which it operates.
  All new activities and operations will be managed to ensure compliance with applicable laws and regulations. In the absence of regulation, best management practices will be applied to minimize environmental risk.
  Remediation and mitigation of historical mining impacts on properties acquired by NovaGold will be managed through the cooperative involvement of NovaGold with previous owners, government agencies and the community.
  To achieve its commitment to environmental excellence, NovaGold will use an environmental management system that ensures prior- itization, planning, implementation, monitoring and honest reporting.
  NovaGold will strive to minimize releases to the air, land or water and will ensure appropriate treatment and disposal of waste.
  NovaGold will allocate the necessary resources to meet its reclamation and environmental obligations.
  NovaGold will continuously seek opportunities to improve its environmental performance through adherence to these principles.
  NovaGold will regularly report progress to its employees, shareholders and the communities in which it operates.

Social License & Sustainable Development Statement

NovaGold is committed to responsible mining, protection of human life, health and the environment, and to adding value to the communities in which it operates. NovaGold believes that mines can be developed in ways that minimize environmental impacts while benefiting shareholders and local communities.

NovaGold is committed to the principles of sustainable development, including:

  Conservation and preservation of natural resources and of the environment.
  Equitable sharing of the benefits of economic activity.
  Enhancement of the well-being of people.

NovaGold’s objective is to provide increased returns to its shareholders while creating wealth for a wider set of stakeholders through the fulfillment of its social responsibilities. The Company believes this approach will result in enhanced strategic opportunities in the regions in which it operates and reduced project development risk.

NovaGold will:

  Train its people and provide the resources to meet its social objectives.
  Respect the social, economic and cultural rights of local and indigenous people.
  Apply best industry practices and techniques to its operations.
  Adopt policies, standards and operating practices that ensure ongoing improvement.
  Share its success by partnering with stakeholders in community development programs.
  Assess performance against its policies and standards.
  Strive to communicate with communities, stakeholders and shareholders in an accurate, transparent and open manner.

NovaGold will strive to maintain the actions and conduct of every NovaGold employee and contractor on this basis to achieve the highest standards.

Christine Hann
Exploration

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Finance & Accounting Team

Left to right (not all members present)

Back row
Paula May, Byron Leung, Don MacDonald

Middle row
Noriko Sakamoto, Nafissa Upright, Patricia Pracher, Stacey Smith

Front row
Elaine Sanders, Shannon MacDonald, Helen Zhou, Susan Low

NovaGold’s finance and accounting team oversees a wide range of corporate functions, including payables, financial reporting, cash management, treasury functions, stock exchange regulatory compliance and taxation compliance and planning. The accounting team grew significantly in 2006 to meet the needs of the Company. The senior finance team leads strategic financial and tax planning for the Company, evaluating business opportunities and reporting to the Board of Directors. Compliance with Sarbanes-Oxley 404 has added a further element of complexity to the Company’s reporting requirements, and the finance and accounting team has worked diligently to ensure 100% compliance throughout the Company.

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Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated February 27, 2007 and provides an analysis of NovaGold’s financial results for the year ended November 30, 2006 compared to the previous year. At February 27, 2007 the Company has 92 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s November 2006 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements. The Company’s accounting policies have been consistently followed in preparation of these consolidated financial statements. All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website www.novagold.net or on SEDAR at www.sedar.com.

Description of Business

NovaGold is a precious metals company focused on the exploration and development of mineral properties in Alaska, USA and British Columbia, Canada, with three of its properties progressing towards development or in construction. The Company conducts its operations through wholly-owned subsidiaries and joint ventures. The Company is primarily focused on gold properties, some of which have significant copper and silver resources. In August 2006 the Company received its final permits and Board of Directors approval for construction of the Rock Creek/Big Hurrah mine which is anticipated to be completed in the latter half of 2007, with production expected to begin by the end of the year, subject to the successful resolution of litigation concerning the permits for the project. The Rock Creek and Big Hurrah projects are located near Nome, Alaska.

In addition, the Company is advancing three of the largest undeveloped resources in North America:

  the Galore Creek copper-gold property in Northwest British Columbia, the Donlin Creek gold project in Alaska in a joint venture with a subsidiary of Barrick Gold Corporation (“Barrick”), the Ambler copper-zinc-silver-gold property in Alaska in partnership with subsidiaries of Rio Tinto.

At February 27, 2007 NovaGold had $56 million of unrestricted cash and $30 million of marketable securities (at fair value) held for sale. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Galore Creek

Galore Creek is a large copper-gold deposit located in Northwestern British Columbia with proven and probable reserves estimated at 540.7 million tonnes containing 6.6 billion pounds of copper, 5.3 million ounces of gold and 92.6 million ounces of silver. These are within the measured and indicated resources of 748.9 million tonnes containing 7.4 million ounces of gold, 117 million ounces of silver and 8.5 billion pounds of copper and in addition the property has inferred resources of 4.3 million ounces of gold, 66 million ounces of silver and 3.4 billion pounds of copper, including NovaGold’s expected 80% share of the Copper Canyon deposit. NovaGold holds the Galore Creek project’s known reserves and resources under two option agreements. NovaGold is earning a 100% interest in the main Galore Creek property, which consists of the Southwest, Central, Junction and West Fork deposits, and contains most of the project’s known resources. NovaGold has a right to earn an 80% interest in the Copper Canyon property which is immediately east of the main Galore Creek property. The Copper Canyon deposit contains inferred resources of 2.8 million ounces of gold, 38 million ounces of silver and 1.2 billion pounds of copper included in the aforementioned inferred resources. Based on the Galore Creek Feasibility Study completed in October 2006, by the independent international engineering services firm Hatch Ltd., a nominal 65,000 tonnes per day milling operation could produce annually 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver during the first five years of mine life.

Donlin Creek

Donlin Creek, a joint venture with Barrick, is one of the largest known undeveloped gold deposits in the world with measured and indicated resources of 16.6 million ounces of gold and additional inferred resources of 17.1 million ounces of gold. The Company’s 70% interest in Donlin Creek is held through a joint venture with Barrick who became manager of the joint venture effective November 2002, through Placer Dome Inc, as predecessor, and Barrick has an option to back in to an additional 40% interest (bringing its total to a 70% interest) in the joint venture. NovaGold believes it will not be possible for Barrick to meet the terms and conditions of the Agreement within the required timeline, and on August 25th filed a lawsuit against Barrick in the United States District Court of Alaska seeking, among other remedies, a declaratory judgment to clarify the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek, and an order to the effect that it is impossible for Barrick to satisfy these requirements, in which case NovaGold is asking to be appointed as manager of the project in place of Barrick. The Court concluded there is a "genuine dispute" as to the meaning of the terms of the earn-in provisions and Barrick’s ability to meet the conditions required to earn a 70% interest in Donlin Creek, and the Company’s litigation is still pending. Under the Mining Venture Agreement (“MVA”) Barrick must, in order to earn the extra 40% interest, expend US$32 million on the property, complete a bankable feasibility study and make a board decision to construct a mine on the property that would produce at least 600,000 ounces of gold per annum, on or before November 13, 2007. The owner of the subsurface rights at Donlin, Calista Corporation, has a right within 90 days of issuance of the bankable feasibility study, to elect to acquire between a 5% and 15% participating operating interest in the project. In May 2006 Barrick provided notice to NovaGold that effective March 31, 2006 it had completed the expenditure requirement of US$32 million as part of the back-in. Under the MVA, upon election by NovaGold, Barrick is funding NovaGold’s entire share of current exploration and

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Management’s Discussion and Analysis

development budgets since March 31, 2006 and NovaGold is being charged interest at US prime rate plus 2% on 30% of the total cost although NovaGold is accruing 70% of the cost because it does not believe Barrick will meet its back-in requirements.

Nome Operations

The Nome Operations consist of three main projects located near the town of Nome, Alaska: the Rock Creek, Big Hurrah and Nome Gold projects. Each property is described below:

Rock Creek/Big Hurrah

Rock Creek is the Company’s most advanced project which, together with anticipated production from Big Hurrah, is expected to produce gold at an average rate of approximately 100,000 ounces of gold per annum starting by late 2007. In August 2006 the Company received the permits to develop Rock Creek and Big Hurrah, and, following approval by the Board of Directors, construction commenced on a mine developing both projects. The main process facility and tailings will be located at Rock Creek and will process ore from Rock Creek and ore trucked from Big Hurrah. A group of individuals filed a lawsuit contesting the permits to conduct dredging and fill operations under the U.S. federal Clean Water Act and in December 2006 the U.S. Army Corps of Engineers suspended the permit pending review. NovaGold is continuing work in uplands and areas previously disturbed. NovaGold expects the permits to be reissued and that the lawsuit contesting it to be refiled. Successful resolution of the lawsuit is necessary for the timely completion of construction.

The Rock Creek property is located 8 miles north of Nome, Alaska. The Big Hurrah property is located 40 miles east of Nome, Alaska on the existing road system. The resources at Rock Creek and Big Hurrah total approximately 800,000 ounces of gold. The average grade at Big Hurrah is approximately three times the grade at Rock Creek.

Nome Gold

The Nome Gold property is located three miles north of Nome, Alaska on lands owned by the Company. The Nome Gold property contains a measured and indicated resource estimated at 1.6 million ounces of gold and an inferred resource estimated at 0.25 million ounces. The Company currently plans to complete engineering studies to evaluate the viability of restarting mining operations at the property.

Ambler

Ambler, in which NovaGold has an option to acquire a joint venture interest through an agreement with subsidiaries of Rio Tinto plc, is a large, high grade polymetallic massive sulphide deposit with an historic resource estimated in 1995 (which is not compliant with NI 43-101) of 36.3 million tonnes grading 4% copper, 5.5% zinc, 0.8% lead, 0.7 g/t gold and 54.9 g/t silver containing 817,000 ounces of gold, 62 million ounces of silver, 3.2 billion pounds of copper and 4.2 billion pounds of zinc. The Company is in the process of acquiring a 51% interest in the Ambler property through an option agreement with the Rio Tinto subsidiaries. In order to earn its 51% interest, the Company must expend US$20 million on the property by 2016, obtain memoranda of understanding with certain land owners in the region and complete a defined pre-feasibility study. The Rio Tinto subsidiaries have a one-time option after completion of a feasibility study to acquire an additional 2% interest in the project and assume management of construction and operation of the mine by making a payment to the Company based on net present value.

Other

In addition, NovaGold holds a portfolio of earlier stage exploration projects that have not advanced to the resource definition stage. The Company is also engaged in the sale of sand, gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska.

Results of Operations

The Company had a net loss of $30.5 million (or $0.33 per share) for the year ended November 30, 2006, compared with a net loss of $5.8 million (or $0.09 per share) in 2005 and a net loss of $8.4 million (or $0.14 per share) in 2004. On July 24, 2006, Barrick announced an unsolicited bid ("Barrick Bid") for the Company and announced a bid to purchase all the common shares of Pioneer Metals Corporation ("Pioneer"), thus frustrating a bid made by NovaGold for Pioneer on June 19, 2006. The Barrick Bid lasted for more than four months ending on December 7, 2006. The Company incurred legal, advisory and other professional costs related to Barrick’s actions in 2006 of approximately $19 million, and salaries and administrative costs related to staff working on matters related to the Barrick Bid estimated at an additional $2 million for a total of $21 million ("Barrick Costs"). The Barrick Costs were the main factor for the increase in net loss of $24.6 million from 2005 to 2006. The Barrick costs include success fees paid to the Company’s financial advisors.

Interest income increased to $6.6 million for the year ended November 30, 2006 compared with $1.5 million in 2005 and $1.3 million in 2004 due to higher cash balances invested and generally higher interest rates, particularly for the US funds. Income from the Company’s land and gravel sales, gold royalties and other revenues were $1.7 million during the year ended November 30, 2006 compared with $2.2 million in 2005 and $2.5 million in 2004. The reduction in sales was caused primarily by a focus of efforts of the team in Nome, Alaska to the Rock Creek mine construction.

Expenses were $40.3 million for the year ended November 30, 2006 compared with $11.3 million in 2005 and $12.0 million in 2004, including in those years $4.2 million, $3.4 million and $5.8 million, respectively, for the non-cash stock-based compensation for which an equivalent amount was added to shareholders’ equity. Overall general and administrative costs, salaries and benefits (other than the non-cash stock-based compensation), corporate development and communications, and professional fees have increased to $34.2 million in 2006 compared with $7.8 million in 2005 and $6.1 million in 2004. Of the $28 million increase in 2006 the single largest cost related to the Barrick Costs that totalled approximately $21 million. General and administrative

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Management’s Discussion and Analysis

(G&A) costs increased by $2.4 million from 2005 to 2006 mainly due to Barrick Costs, increases in occupancy costs and interest of $0.7 million. Corporate development and communications increased by $0.3 million to $1.5 million in 2006. This increase was slightly larger than the $0.3 million increase to $1.1 million in 2005 because of increased shareholder presentations and more direct corporate development activities, particularly related to the Company’s financial advisors for the Galore Creek project. Professional fees increased by $21 million principally due to the unsolicited take-over attempt initiated by Barrick and related financial advisory fees and legal defense costs, and increased Sarbanes-Oxley compliance costs. Wages and benefits have increased by $2.6 million to $5.2 million in 2006 due to the expansion of staff resources in all areas of the Company required to meet the needs created by increased business including expenditures on mineral exploration and development.

The other item of significance in 2006 is a foreign exchange loss amounting to $0.9 million. This compares to an exchange gain of $0.5 million in 2005 and $0.1 million in 2004. Strengthening of the Canadian dollar against the US dollar through much of 2006 resulted in the 2006 loss as investments, and amounts held in U.S. dollars to fund anticipated US dollar expenditures, lost value. The foreign exchange gain in 2005 was mainly due to gains on liabilities incurred in US dollars. The Company recorded expensed exploration and mineral property write-downs of $0.5 million in 2006 compared with $0.5 million in 2005 and $0.3 million in 2004. In 2006 the costs related mainly to expensed generative exploration costs and in 2005 the costs related mainly to a write-down of exploration expenditures in 2005 and earlier on the Thunder Mountain property in Nevada as the option agreement on that property has been allowed to lapse because drilling results did not meet the Company’s target expectations.

Selected Financial Data

The following annual and quarterly information is prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).

Annual Information

Fiscal years ended November 30, 2006, 2005 and 2004, in $000’s except per share amounts:

	2006	2005	2004
	$	$	$

Net revenues	8,093	3,254	3,469
Expenses and other items(1)	(38,544)	(9,062)	(11,845)
Loss for the year	(30,451)	(5,808)	(8,376)
Loss per share - basic and diluted	(0.33)	(0.09)	(0.14)
Expenditures on mineral properties and related deferred costs(2)
USA	48,444	13,205	8,455
Canada	36,455	48,966	102,341(3)
Total assets	565,424	270,174	210,499
Total long term financial liabilities	(34,039)	-	(536)

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	11/30/06	8/31/06	5/31/06	2/28/06	11/30/05	8/31/05	5/31/05	2/28/05
	$	$	$	$	$	$	$	$

Net revenues	2,080	2,391	2,213	1,409	1,256	1,074	409	515
Income (loss) for the quarter	(19,346)	(2,578)	(8,629)	102	2,577	(1,451)	(1,797)	(5,137)
Loss per share - basic and diluted	(0.20)	(0.03)	(0.10)	0.00	0.04	(0.02)	(0.03)	(0.08)
Expenditures on mineral properties and related deferred costs(2)
USA	16,088	27,461	3,254	1,641	4,221	4,636	2,735	1,613
Canada	18,081	11,501	1,599	5,274	17,433	22,232	6,442	2,859

(1)	Expenses and other items include losses/gains on equity investments, and income taxes.
(2)

Expenditures on mineral properties and related deferred costs include fair value adjustments and stock-based compensation, net of recoveries, tax credits and adjustments, write-downs, disposals and option payments received.

(3)	An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc. in July 2004.

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Management’s Discussion and Analysis

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by November. During the fourth quarter, the Company expended $34.2 million on mineral properties and related deferred costs. Of this amount, $17.9 million related to spending at the Galore Creek project, $1.1 million related to spending at the Rock Creek project and $12 million was recorded for expenditures related to the Donlin Creek project representing 70% of amounts incurred by Barrick U.S. pursuant to the Mining Venture Agreement. The loss for the quarter was $19.3 million ($0.20 per share) compared with an income of $2.6 million in the last quarter of 2005. The increase in loss was largely due the Barrick Costs incurred in the fourth quarter of 2006 of approximately $16 million and overall increases in general and administrative costs, and corporate development and communications of $3.1 million as a result of expanded activities of the company in all areas.

Factors that can cause fluctuations in the Company’s quarterly results are the timing of expenditures on exploration and development activities, the Nome land sales, stock option grants, income taxes and the write-offs of mineral property costs previously capitalized. In 2006 quarterly results were also affected by the nature and timing of the Barrick Costs. The Company’s properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a useful measure of the Company’s value. Although the Company’s sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company’s cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in 2006.

Liquidity and Capital Resources

The Company expended $3.1 million on net operating activities during the year ended November 30, 2006 compared with $6.0 million in 2005 and $3.2 million in 2004. The loss for 2006 was $30.5 million but, for cash flow purposes, this was offset by an increase in accounts payable and accrued liabilities of $26 million at the year-end. A substantial portion of these payables related to Barrick Costs, construction costs for the Rock Creek mine and Galore Creek pre-construction costs that were paid subsequent to the year-end.

The Company generated net proceeds from financing activities of $196.3 million in 2006 compared with $60.7 million in 2005 and $25.9 million in 2004. On February 8, 2006 the Company issued 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $188.5 million after commissions and expenses of $12.3 million.

On July 7, 2005 the Company issued 6,260,000 special warrants at $10.00 per special warrant for net proceeds of $58.8 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. A total of 3,130,000 share purchase warrants were issued and each share purchase warrant entitles the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008. At November 30, 2006, 3,129,200 of these warrants remain outstanding.

On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per flow-through common share for net proceeds of $18.9 million. As part of this offering, certain directors and employees of the Company purchased 79,600 flow-through common shares. In addition, 99,010 warrants exercisable at $10.10 per share were issued to the agents, all of which expired unexercised in 2005. An amount equivalent to the gross proceeds of $20.0 million was renounced for Canadian tax purposes in 2005. Under CICA guidelines, approximately $6.7 million was deducted from share capital and added to future income taxes in 2005 at the time of renunciation to reflect the tax deductions foregone by the Company.

The Company expended $119.9 million on investing activities during 2006 compared with $77.5 million during 2005 and $26.4 million net in 2004. The Company expended $50.3 million in 2006 on mineral properties and deferred costs compared with $61.3 million in 2005 and $23.4 million in 2004. The majority of the 2006 and 2005 mineral property expenditures occurred at the Galore Creek and Rock Creek projects. The expenditures on Donlin Creek of US$28.8 million, including interest of US$0.6 million, did not require the use of funds as these amounts were financed by Barrick under the terms of the MVA. In 2006 the Company carried out an extensive 36,000 metre drilling program at the Galore Creek project as well as environmental and engineering work, and completed a feasibility study for the project that was released in October 2006. In 2005 the Company carried out an extensive drilling program as well as environmental and engineering work at the Galore Creek project and carried out studies, design and permit work at Rock Creek together with a drilling program at Big Hurrah in anticipation of making a construction decision in 2006. In 2004 the Company significantly expanded the mineral resources at Galore Creek and undertook new studies on the potential of developing a mine at the Rock Creek property.

A total of $57.5 million was spent on capital assets in 2006, including $30.5 million on construction at Rock Creek and $17.8 million on pre-construction at Galore Creek including costs related to tunnel and road infrastructure. In August 2006, the Company funded US$6.8 million of reclamation bonds to cover future reclamation related to the Rock Creek and Big Hurrah projects. In addition the Company expended $8.9 million on mining and milling equipment in 2006 and $11.9 million in 2005 for the Rock Creek project. The Company commenced construction on site at Rock Creek immediately following receipt of permits and board approval in August 2006. Because of advance purchase of equipment and advance staging in Nome, the Company was able to complete significant work by the year end. In May 2006, Barrick provided notice to NovaGold that effective March 31, 2006 it had completed the expenditure requirement of US$32 million as part of the back-in to a 70% interest in the Donlin Creek project. Currently NovaGold holds 70%. NovaGold does not believe it is possible for Barrick to meet its back-in requirements so NovaGold has been accruing 70% of the exploration and development costs subsequent to March 31, 2006, which amounted to US$29.4 million, including interest, at November 30, 2006, and recording the costs in non-current liabilities. Barrick reported completing 92,800 metres of drilling at Donlin Creek in calendar 2006.

In 2006 the Company expended $3.0 million on a further investment in shares of Alexco Resource Corporation (“Alexco”), bringing the

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Management’s Discussion and Analysis

Company’s investment to $5.5 million (including its share of Alexco’s losses) with a market value of $27.2 million at November 30, 2006. In 2005 the Company spent $3.6 million on investments, the largest being a $3.5 million purchase of shares in US Gold Corp which at November 30, 2006 had a market value of $29.8 million (2005 - $22.9 million).

On August 3, 2006 the Company completed the asset acquisition of Coast Mountain Power Corp. and its wholly-owned subsidiaries (collectively referred to as “Coast Mountain”). Under a plan of arrangement, Coast Mountain shareholders received 2,512,000 common shares of the Company, valued at $44.4 million. The purchase price was allocated to the fair value of the assets and liabilities received, based on estimates by management. The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon the completion of additional valuation procedures. An additional $15.6 million has been recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis. A total of $60.0 million is currently recorded for power generation and transmission.

The Company carries out substantial exploration and development activities in Canada. The expenditure related to those activities generate investment tax credits under Canadian tax legislation based on 10% of the related eligible exploration expenditures and NovaGold records those investment tax credits as a long term receivable and a deduction from the related mineral property expenditures with no income effect. For the year ended November 30, 2006 a total of $6.1 million of investment tax credits was recognized.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than the Donlin Creek expenditures referred to above. The majority of the Company’s expenditures on its properties are of a discretionary nature.

At November 30, 2006, the Company’s aggregate commitments for operating leases totaled $3.0 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at November 30, 2006 in the amount of $30.8 million for pre-construction activities related to tunnel and road infrastructure at the Company’s Galore Creek project which started in the latter half of 2006 and $4.6 million related to Rock Creek construction. The goods and services under these contracts are anticipated to be delivered and/or completed by the end of 2007. The amounts owed to Barrick related to Donlin Creek will be due after 2011 based on the expected production timeline. The future minimum payments at the year-end are approximately as follows:

in millions of Canadian dollars

	Operating	Galore	Rock	Donlin	Total
	Leases	Creek	Creek	Creek
	$	$	$	$	$
2007	0.5	30.8	4.6		35.9
2008	0.4				0.4
2009	0.4				0.4
2010	0.3				0.3
2011	0.3				0.3
Thereafter	1.1			33.6	34.7

Subsequent to November 30, 2006 the Company awarded contracts related to road, tunnel and support activities related to the Galore Creek project with minimum commitments of $31.7 million as of February 27, 2007. As of February 27, 2007 the Company has cash and marketable securities for sale of $86 million after having made payments of $5.0 million under the Galore Creek commitments entered before and after November 30, 2006.

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At November 30, 2006 the Company had cash and cash equivalents of $106.6 million and marketable securities available for sale with a quoted market value of $29.8 million. The Company has budgeted to expend $37 million, net of revenues, on Rock Creek construction in fiscal 2007, plus an additional $6 million on exploration and other costs at Rock Creek. The Company budgeted $1.5 million for exploration and studies at the Ambler project and $8.5 million for exploration at the Company’s smaller Alaskan and British Columbia properties. A further $2 million was budgeted for work on the assets obtained through the acquisition of Coast Mountain. At Donlin Creek, Barrick budgeted to expend US$87 million in calendar 2007 including 70,000 metres of in-fill and in-pit exploration drilling, environmental baseline studies, studies of alternative power sources, permitting work, and feasibility and engineering work.

At the Galore Creek project, the Company is in the later stages of obtaining approval to construct a mine on the property that will have a nominal throughput of 65,000 tonnes per day (tpd) that is planned to produce when in operation annually 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver during the first five years of mine life.

On February 23, 2007 NovaGold announced that it had received its BC Provincial Environmental Assessment Certificate for Galore Creek. The certificate outlines the commitments and conditions required to ensure that the project can proceed without resulting in any significant adverse environmental impacts. The Canadian Environmental Assessment Agency initiated the final 30-day public review and comment period on January 19, 2007 when it filed a Public Notice inviting comments. The comment period closed on February 19th. The responsible Federal Government agencies will review all input and make a recommendation to the Federal Minister of the Environment for approval of the Comprehensive Study Report. Once this approval is granted, the Federal agencies can grant the necessary Federal authorizations associated with the project. Provincial permits to allow construction to proceed are now being reviewed and these are expected to be granted in the second quarter of 2007.

NovaGold has applied to the government of British Columbia for a surface lease on the adjacent Grace property, under option to NovaGold, for use as a tailings and waste rock storage facility. Pioneer Metals Corporation, which is controlled by Barrick and holds subsurface rights in the property, is contesting the application. The government of

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Management’s Discussion and Analysis

British Columbia is the owner of the surface rights and has the sole authority to issue a surface lease on the property. NovaGold anticipates that a surface lease for the tailings and waste facility approved by the government in the Environmental Assessment Certificate will be issued in a timely manner.

The Galore Creek Construction team is making final preparations to be able to commence construction with Board approval, upon receipt of permits. Installation of project information systems is continuing, as is the purchase of critical equipment required for rapid implementation and control of construction activities. Contracts are in various stages of negotiation for access road, tunnel, bridge building, helicopter support, design and engineering and other project-related activities as required within the project schedule.

Phase 1 construction, anticipated to take approximately 24 months, will focus on access infrastructure including a mine access road, a power transmission line and an access tunnel, and represents approximately 20% of the overall capital costs for the project. Electrical power will be supplied from a connection to the BC Hydro grid where the project access road meets Highway 37. Phase 2 construction will focus on mine facilities and valley infrastructure, with the largest portion of capital cost expended in this latter construction period. Phase 2 construction is expected to take approximately 36 months.

In the Galore Creek Feasibility Study a total of $375 million (US$303 million) was planned to be expended in 2007, and an additional $50 million was expected to be spent in 2007 by Coast Mountain on power line construction necessary for Galore Creek operations, excluding any bonding costs. The NovaGold construction team has rescheduled and re-estimated costs for 2007 based on the longer development schedule contemplated above. This rescheduling contemplates a total of $262 million being expended in 2007 and an unchanged overall construction budget of $2.2 billion (US$1.8 billion) with start-up of operations in 2012 rather than 2011.

NovaGold believes it would be able to cover all planned activities for 2007 that it needs to fund, excluding those related to Galore Creek, with its available cash and proceeds from its marketable securities held for sale. The Company plans to ultimately obtain a joint venture partner (or syndicate of partners) for Galore Creek that will share costs. NovaGold anticipates that construction permits will be received in April 2007 and it is currently entering into contracts to enable a smooth transition into construction without delay. Competition for contractors is currently extremely high in Western Canada and NovaGold is committing early in order to assure availability when needed. NovaGold plans to undertake financing in 2007 in the form of either debt, equity or a combination of debt and equity although there can be no assurance that NovaGold can obtain financing on terms favourable to it.

Related Party Transactions

In 2005, the Company sold 650399 BC Ltd (BC Ltd), which held the Company’s Yukon and British Columbia assets other than the Galore Creek and adjacent properties. The purchaser was Alexco, a then newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd were shares in Alexco recorded at a fair value of $2.75 million, plus a cash payment of $600,000 equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds were equivalent to the consolidated book value of the assets in BC Ltd and thus there was no gain or loss on the sale. Although no agreement has been concluded, the Company intends to option back certain exploration rights to the Brewery Creek property from Alexco.

Effective July 31, 2004, the Company entered into an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA for an initial payment of US$20,000. The Company has the option to acquire 100% of the property by making payments totalling US$0.25 million by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1.0 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms.

Critical Accounting Estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures, accounting for stock-based compensation and future income taxes.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

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Management’s Discussion and Analysis

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration and development programs or on the schedules currently envisioned.

Stock options
The Company accounts for stock options at fair value pursuant to CICA Handbook section 3870 which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects.

Income taxes
The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

The Company’s accounting policies are described in Note 2 to the consolidated financial statements.

Change in Accounting Policies

During the year the Company adopted a new accounting policy for the intangible assets, consisting of power generation and transmission rights, acquired by the Company. Intangible assets are recorded at cost and amortized over their expected useful lives on a straight line basis. Amortization will begin when the economic benefit of the intangible asset is consumed. The Company assesses the fair value of intangible assets and if there are indications of impairment, the carrying value would be written down.

New Accounting Pronouncements

Financial instruments – recognition and measurement
In January 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued new Handbook Section 3855, “Financial Instruments – Recognition and Measurement” (CICA 3855), effective for annual and interim periods beginning on or after October 1, 2006. CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments available for sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income. For the interim period ending February 28, 2007, the Company expects a material impact on its financial statements similar to the impact on comprehensive income for U.S. GAAP purposes. See Note 16 to the consolidated financial statements.

Comprehensive income
In January 2005, the CICA issued new Handbook Section 1530, “Comprehensive Income” (CICA 1530) and Handbook Section 3251, “Equity” (CICA 3251) effective for interim and annual periods beginning on or after October 1, 2006. CICA 1530 establishes a standard for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530. The Company will include a statement of comprehensive income upon adoption of these sections.

U.S. GAAP
For new U.S. GAAP accounting pronouncements, see Note 16 “Significant differences from United States accounting principles” to the consolidated financial statements.

Disclosure Controls and Internal Controls over Financial Reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee. The Company’s chief executive officer (CEO) and chief financial officer (CFO) have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the period ending November 30, 2006.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (ICFR), and confirm that there were no changes in these controls that occurred during the most recent interim period ended November 30, 2006 which materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is

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Management’s Discussion and Analysis

also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property. The Company does not believe that Barrick will meet the back-in requirements on the Donlin Creek project and has thus provided for the 70% of the costs effective from April 1, 2006. If it is concluded that Barrick successfully completes the back-in requirements by November 13, 2007, leaving NovaGold with 30% of Donlin Creek, NovaGold’s currently reported long term payables and mineral property and related deferred costs would reduce by US$16.5 million.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures and proven and probable reserves set forth by the Company are estimates, and there is no certainty that these levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve or resource and may require the Company to reduce its estimates.

Price Volatility – Gold and Other Metals
The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

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Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing and Public Company Accounting Oversight Board (“PCAOB”) standards for 2006. The auditors’ report outlines the scope of their audit and their opinion on the consolidated financial statements.

Management’s Report on Internal Control over Financial Reporting

The management of NovaGold Resources Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  Pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2006. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2006.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of November 30, 2006 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

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Independent Auditors’ Report

To the Shareholders of NovaGold Resources Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of NovaGold Resources Inc. as at November 30, 2006 and the audits of its November 30, 2005 and November 30, 2004 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements
We have audited the accompanying consolidated balance sheets of NovaGold Resources Inc. as at November 30, 2006 and November 30, 2005, and the related consolidated statements of operations and deficit and consolidated statements of cash flows for each of the three years ended November 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at November 30, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s financial statements as at November 30, 2005 and November 30, 2004 and for each of the two years ended November 30, 2005 in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at November 30, 2006 and November 30, 2005 and the results of its statement of operations and deficit and its cash flows for each of the three years ended November 30, 2006 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting
We have also audited management’s assessment included in Management’s Report on Internal Control over Financial Reporting appearing in the 2006 Annual Report that the Company maintained effective internal control over financial reporting as of November 30, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of November 30, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2006 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Yours very truly,

Chartered Accountants
Vancouver, British Columbia
February 27, 2007

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Consolidated Balance Sheets
As at November 30, 2006 and 2005

	in thousands of Canadian dollars
	2006	2005
	$	$
Assets
Current assets
Cash and cash equivalents	106,583	33,317
Other receivables	3,420	2,387
Temporary investments (note 6)	3,534	3,534
Deposits and prepaid amounts	1,031	669
	114,568	39,907

Accounts receivable	395	572
Land	1,718	1,754
Property, plant and equipment (note 4)	71,078	13,685
Power generation and transmission (note 5)	60,055	-
Mineral properties and related deferred costs (note 7)	294,196	209,297
Investments (note 6)	7,188	4,069
Investment tax credits	6,127	-
Reclamation bonds (note 4)	10,099	890
	565,424	270,174

Liabilities
Current liabilities
Accounts payable and accrued liabilities	38,865	8,872
Loan payable	200	200
Asset retirement obligation (note 8)	916	1,020
	39,981	10,092

Other liabilities (note 7(a))	34,039	455
Future income taxes (note 13)	49,965	34,393
	123,985	44,940

Shareholders’ equity
Share capital (note 9)	533,658	292,876
Contributed surplus	820	820
Stock-based compensation (note 9)	16,674	10,219
Warrants (note 9)	9,178	9,759
Deficit	(118,891)	(88,440)
	441,439	225,234
	565,424	270,174
Nature of operations (note 1)
Commitments and contingencies (note 11)
Subsequent events (note 17)

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Consolidated Statements of Operations and Deficit
for the years ended November 30, 2006, 2005 and 2004

in thousands of Canadian dollars, except for per share amounts
	2006	2005	2004
	$	$	$

Revenue
Land, gravel, gold and other revenue	1,692	2,172	2,462
Interest income	6,611	1,510	1,289
	8,303	3,682	3,751

Cost of sales	210	428	282
	8,093	3,254	3,469

Expenses and other items
Corporate development and communication	1,455	1,115	771
Exploration and mineral property write-downs	461	498	250
Foreign exchange (gain) loss	860	(508)	(56)
General and administrative	5,284	2,890	2,263
Mineral property recovery in excess of costs	-	(52)	(109)
Professional fees	22,253	1,175	851
Reclamation	582	132	-
Salaries	5,199	2,589	2,203
Salaries – stock-based compensation (note 9)	4,183	3,424	5,788
Write-down of investments	-	28	-
	40,277	11,291	11,961

Gain on dilution from equity investment	477	-	-
Loss from equity investment	(357)	(372)	-
Minority interest (note 3)	-	-	116
Loss for the year before income taxes	(32,064)	(8,409)	(8,376)

Future income tax recovery (note 13)	1,613	2,601	-
Loss for the year	(30,451)	(5,808)	(8,376)

Deficit - Beginning of year	(88,440)	(82,632)	(74,256)
Deficit - End of year	(118,891)	(88,440)	(82,632)

Loss per share (note 10)
Basic and diluted	(0.33)	(0.09)	(0.14)

Weighted average number of shares (thousands)	91,519	66,954	59,160

(See accompanying notes to consolidated financial statements)

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Consolidated Statements of Cash Flow
For the years ended November 30, 2006, 2005and 2004

		in thousands of Canadian dollars
	2006	2005	2004
	$	$	$
Cash flows used in operating activities
Loss for the year	(30,451)	(5,808)	(8,376)
Items not affecting cash
Amortization	241	216	210
Future income tax recovery (note 13)	(1,613)	(2,601)	-
Gain on dilution from equity investment	(477)	-	-
Loss from equity investment	357	372	-
Mineral property recovery in excess of cost	-	(52)	(109)
Minority interest	-	-	(116)
Stock-based compensation	4,183	3,424	5,788
Write-down of mineral properties	-	491	250
Write-down of investments	-	28	-
Net change in non-cash working capital
Increase in other receivables, deposits and prepaid amounts	(1,396)	(1,638)	(373)
Increase (decrease) in accounts payable and accrued liabilities	26,031	(428)	(426)
	(3,125)	(5,996)	(3,152)
Cash flows from financing activities
Proceeds from issuance of common shares - net	196,322	60,708	25,925
	196,322	60,708	25,925
Cash flows used in investing activities
Acquisition of property, plant and equipment	(57,471)	(12,758)	(800)
Expenditures on power generation and transmission assets (note 5)	(1,387)	-	-
Expenditures on land improvements	-	-	(74)
Expenditures on mineral properties and related deferred costs - net	(50,288)	(61,294)	(23,403)
Increase in reclamation bonds (note 4)	(7,964)	(316)	(415)
Decrease (increase) in accounts receivable	177	(66)	(506)
Investments	(2,998)	(3,588)	(1,180)
Tenant inducements	-	485	-
	(119,931)	(77,537)	(26,378)

Increase (decrease) in cash and cash equivalents during the year	73,266	(22,825)	(3,605)
Cash and cash equivalents - Beginning of year	33,317	56,142	59,747
Cash and cash equivalents - End of year	106,583	33,317	56,142

Supplemental cash flow information (note 15)

(See accompanying notes to consolidated financial statements)

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Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

1. Nature of operations

The Company is a natural resource company engaged in the exploration and development of gold and copper properties in North America. Construction of the Company’s Rock Creek mine, located in Nome, Alaska, started in the summer of 2006 and is anticipated to be completed in 2007. Pre-construction activities related to tunnel and road infrastructure at the Company’s Galore Creek project started in the latter half of 2006 and are expected to continue through 2008. The Company anticipates receiving construction permits for Galore Creek in the first half of 2007 and expects to commence construction shortly thereafter pending Board approval. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska and British Columbia.

The Company is in the process of exploring its mineral properties and, with the exception of the Galore Creek project, has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable resources, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

2. Accounting policies

Basis of presentation
The consolidated accounts have been prepared using accounting principles generally accepted in Canada and include the accounts of NovaGold Resources Inc. and its material wholly owned subsidiaries, NovaGold Canada Inc. (formerly SpectrumGold Inc.), Alaska Gold Company, NovaGold Resources Alaska, Inc. and Coast Mountain Power Corp. All significant inter-group transactions are eliminated on consolidation. As described in note 16, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

Revenue recognition
Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered. Gold royalties and incidental gold production revenues earned from third party placer mining activities carried out on the Company’s sand and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred.

Cash and cash equivalents and reclamation bonds
Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of 90 days or less from the original date of acquisition. Certain cash is held in long-term reclamation bonds to support future reclamation work.

Interest from cash and cash equivalents and reclamation bonds is recorded on an accrual basis.

Property, plant and equipment
Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis over their estimated useful lives at annual rates between 20% - 30%. Amortization of leasehold improvements is calculated on a straight-line basis over the term of the lease.

Construction in progress and pre-construction costs relate to the Rock Creek mine and Galore Creek project and are recorded at cost. No amortization is calculated until the assets are substantially put into service.

Intangible assets
Intangible assets consist of power generation and transmission rights acquired by the Company. Intangible assets are recorded at cost and amortized over their expected useful lives on a straight line basis. Amortization will begin when the economic benefit of the intangible asset is consumed. The Company assesses whether there have been any indications of impairment and if there are and the carrying amount is not expected to be recoverable, there would be a write down to fair value.

Investments
The Company accounts for its long-term investments at cost unless an other-than-temporary decline in value has occurred, in which case the investment is written down to market value. Investments that are expected to be sold within one year are recorded as temporary investments and carried at the lower of cost or market.

When the Company has significant influence the investment is accounted for using the equity method. The Company’s proportionate share of income and expenses is recorded with a corresponding entry made to the investment account.

Land and gravel resources
Land is recorded at cost, and at the time of acquisition, cost is allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel’s estimated value as a percentage of the value of the entire parcel acquired. Cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists, and if impairment is determined the costs would be written down to fair value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the statement of operations and deficit.

Mineral properties and related deferred costs
The Company records its interests in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

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Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

2. Accounting policies (cont.)

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undis-counted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows to be generated from its properties.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Mineral property option and royalty agreements
Option payments and certain royalties are exercisable at the discretion of the optionee and, accordingly, are accounted for on a cash basis. Option payments received are treated as a reduction of the carrying value of the related mineral property and related deferred costs until the Company’s option and royalty payments received are in excess of costs incurred and are then credited to operations.

Asset retirement obligations
Asset retirement obligations are recognized at fair value when the liabilities are incurred. The liability is accreted over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

Income taxes
The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Translation of foreign currencies
Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency, the parent company’s functional currency, using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Loss per share
Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

Financial instruments
The fair values of the Company’s financial assets and liabilities, such as reclamation bonds, accounts payable, asset retirement obligation and other liabilities, approximate their carrying values except for the loan payable and interest accrued to the Province of New Brunswick, the fair value of which cannot be determined.

Stock options and warrants
The Company accounts for stock options and warrants at fair value pursuant to CICA Handbook section 3870 which established standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the impairment of mineral properties, future income

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Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

2. Accounting policies (cont.)

taxes, and the provision for reclamation costs. Actual results could differ materially from those reported.

New Accounting Pronouncements

Financial instruments – recognition and measurement
In January 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued new Handbook Section 3855, “Financial Instruments – Recognition and Measurement” (CICA 3855), effective for annual and interim periods beginning on or after October 1, 2006. CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments available for sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income. For the interim period ending February 28, 2007, the Company expects a material impact on its financial statements similar to the impact on comprehensive income for U.S. GAAP purposes. See Note 16 Significant differences from United States accounting principles.

Comprehensive income
In January 2005, the CICA issued new Handbook Section 1530, “Comprehensive Income” (CICA 1530) and Handbook Section 3251, “Equity” (CICA 3251) effective for interim and annual period beginning on or after October 1, 2006. CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530. The Company will include a statement of comprehensive income upon adoption of these sections.

U.S. GAAP
For new U.S. GAAP accounting pronouncements, see Note 16, “Significant differences from United States accounting principles”.

3. Acquisition of SpectrumGold Inc.

On July 15, 2004, the Company completed the asset acquisition of SpectrumGold Inc. (“SpectrumGold”) by amalgamating SpectrumGold with the Company’s wholly owned subsidiary, NovaGold Canada Inc. (“NovaGold Canada”) and thereby acquiring the minority interest portion of its income and losses.

Under the plan of arrangement the Company acquired all of the approximately 45% of the common shares of SpectrumGold not previously held by the Company in exchange for shares at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. On July 15, 2004 the Company issued 8,573,518 common shares to SpectrumGold shareholders to acquire the remaining interest at a price of $6.41 per share, being the market price of the Company’s shares at the date the proposed arrangement was announced. The Company also assumed existing SpectrumGold stock options, warrants and a property option under which 1,634,072, 74,074, and 222,222 of the Company’s shares may be issued to the holders, respectively. The Company assumed that the warrants would be exercised during the year and thus included the share issuance for the warrants as part of the purchase price. The warrants were subsequently fully exercised as expected. In March 2005 the Company issued 74,074 shares pursuant to a property option valued at $864,000 being the fair value of the shares at the date of issuance. The Company intends to issue shares as part of the annual requirements under the property option agreement which will be valued at the stock price on the date of issuance.

The fair value of the 1,634,072 stock options assumed was calculated using the Black-Scholes model and amounted to $9,025,000. The following assumptions were used in the calculation:

Average risk-free interest rate	2.4%
Expected life	2.2 years
Expected volatility	84%
Expected dividend yield	Nil

Based on EIC 124, the transaction was accounted for as an asset acquisition which requires the tax effects of differences between the assigned values and their tax bases to be recognized in future income taxes and allocated to the cost of purchase. An excess of consideration over book value acquired amounting to $84,958,000, including a deferred taxation provision of $30,262,000, was allocated to the Galore Creek mineral property as follows:

 in thousands of Canadian dollars

Purchase price	$
Shares issued	54,956
Share warrants assumed	130
Stock options assumed	9,025

Total cost of the acquisition	64,111
Assets acquired and tax effected
Minority interest in net assets	9,415
Mineral properties	84,958
Future income taxes	(30,262)

A total of $63,344,000, net of $767,000 costs associated with the acquisition, was recorded in the Company’s capital stock in 2004.

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Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

4. Property, plant and equipment

	in thousands of Canadian dollars
			2006
		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	1,179	210	969
Office furniture and equipment	1,027	470	557
Leasehold improvements	529	96	433
Mining and milling equipment – Rock Creek	20,863	-	20,863
Construction in progress – Rock Creek	30,483	-	30,483
Pre-construction costs – Galore Creek	17,773	-	17,773
	71,854	776	71,078

			2005
		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	1,220	464	756
Office furniture and equipment	801	282	519
Leasehold improvements	529	43	486
Mining and milling equipment – Rock Creek	11,924	-	11,924
	14,474	789	13,685

The Company received the necessary permits from the State of Alaska and US Corps of Engineers in August 2006 for the Board of Directors to make a positive construction decision at the Rock Creek project. Construction on site began in late August 2006 and production is anticipated to begin in the latter half of 2007. Certain critical equipment for the Rock Creek project was purchased in 2005 and delivered to the site in anticipation of the mine construction approval. Amortization for equipment will begin when the equipment is placed substantially in service. In August, 2006, the Company funded US$6.8 million of reclamation bonds to cover future reclamation related to the Rock Creek and Big Hurrah projects.

In the latter half of 2006 the Company began incurring pre-construction costs related to the tunnel and road infrastructure at the Galore Creek project. These costs are anticipated to continue through 2008. Amortization will begin when the assets are placed substantially in service. The Company anticipates receiving construction permits for Galore Creek in the first half of 2007 and expects to commence construction shortly thereafter pending Board approval.

Amortization expense for property, plant and equipment during 2006 was $241,000 (2005: $216,000). Certain assets were transferred from heavy machinery and equipment to the Galore Creek project.

5. Power generation and transmission

On August 3, 2006 the Company completed the asset acquisition of Coast Mountain Power Corp. and its wholly-owned subsidiaries (collectively referred to as “Coast Mountain”). Under a plan of arrangement, Coast Mountain shareholders received 2,512,000 common shares of the Company, valued at $44.4 million. Following EIC 124, the purchase price was allocated to the fair value of the assets and liabilities received, based on estimates by management. The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon the completion of additional valuation procedures. An additional $15.6 million has been recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis.

In September 2006, a dissenting shareholder of Coast Mountain, its former CEO, returned 225,880 common shares of the Company, valued at approximately $4 million, to the Company treasury. The former Coast Mountain CEO also commenced an action in the British Columbia Supreme Court against the Company claiming that he be paid $15 million as the value for his Coast Mountain shares. The Company has included in accounts payable an amount of $4 million representing the value of the shares returned to treasury. The Company believes this claim for additional funds is without merit. In October 2006 the former CEO of Coast Mountain also commenced an action in the British Columbia Supreme Court against Coast Mountain Power Corp. seeking wrongful dismissal damages arising out of the termination of his employment. The amount of the claim has not been determined at this time.

Coast Mountain is a “green power” company with run-of-river hydroelectric projects located near NovaGold’s Galore Creek copper-gold-silver

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Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

5. Power generation and transmission (cont.)

project. Coast Mountain’s assets include the Forrest Kerr run-of-river hydro-electric project which is designed to generate and transmit up to 115 megawatts of electricity into the British Columbia hydro-electric grid. The project has received all critical approvals and permits necessary for the construction of the hydro-electric plant and related power transmission lines. The Company has currently allocated none of the purchase price of Coast Mountain against Forrest Kerr.

The preliminary allocation of the purchase price was determined considering that the power generation and transmission rights may likely be utilized to provide power to the Galore Creek project. Amortization of these costs will begin when the Galore Creek assets are substantially placed into service.

Since the acquisition date of August 3, 2006, the Company has capitalized $1.4 million on feasibility study expenditures related to the Forrest Kerr hydro-electric project.

6. Investments

	in thousands of Canadian dollars

	2006	2005
	$	$
Temporary investments
5,374,544 shares of US Gold Corp. (market value - $29,829)(¹)	3,534	3,534

Long term investments
5,304,478 shares of Alexco Resource Corp. (market value - $27,212)	5,515	2,395
3,921,568 shares of Pioneer Metals Corporation (market value - $3,922)	1,000	1,000
1,437,500 shares of TNR Gold Corp. (market value - $359)	317	317
600,000 shares of Eagle Plains Resources Ltd. (market value - $432)	82	180
600,000 shares of Copper Canyon Resources Ltd. (market value - $450)	98	-
Other investments	176	177
	7,188	4,069

(1)The Company intends to sell its shares of US Gold Corp. within the next twelve months.

The Company has significant influence in Alexco Resource Corp. (“Alexco”) and has accounted for the investment using the equity method. Alexco has a June 30th year end and is a related party having two directors in common with the Company. During the year the Company recorded a $357,000 loss (2005: $372,000 loss) resulting from accounting for the equity investment. Alexco completed an initial public offering in January 2006, a flow-through share financing on April 13, 2006 and issued common shares on the exercise of warrants and stock options. On April 28, 2006, the Company purchased 1.2 million common shares in Alexco at $2.50 per share contemporaneously with a public offering by Alexco at the same per share amount. On June 30, 2006, Alexco issued shares related to an acquisition reducing the Company’s ownership to 18.8% . The Company has recorded a net dilution gain of $477,000 (2005: nil) as a result of these transactions to date.

During the year Eagle Plains Resources Ltd. (“EPL”) issued shares of a newly formed company, Copper Canyon Resources Ltd. (“CPY”) on a one for one basis. The original cost of the Company’s EPL shares have been split between EPL and the new CPY shares based upon the ratio of their share prices immediately after completion of the transaction.

Also included within other investments is an investment of 126,625 shares (cost - $5,000; market value - $491,000) in Etruscan Resources Incorporated (“Etruscan”). The Province of New Brunswick holds the Company’s shares of Etruscan pending the settlement of outstanding mining taxes that the Company believes aggregates $366,000 (2005 -$366,000).

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Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

7. Mineral properties and related deferred costs

For the year ended November 30, 2006:	in thousands of Canadian dollars
			Stock-based
	Balance -		compensation	(1)	Balance -
	November 30,		Tax credits and		November 30,
	2005	Expenditures	adjustments	(2)	2006
	$	$	$		$

Alaska, USA
Donlin Creek	17,421	32,418	29	(1)	49,868
Rock Creek	19,105	5,868	772	(1)	25,745
Shotgun	4,050	419	-		4,469
Ambler	5,897	3,907	357	(1)	10,161
Big Hurrah	4,305	1,288	26	(1)	5,619
Khotol	1,240	1,759	20	(1)	3,019
Nome Gold	235	242	-		477
Other	125	1,316	23	(1)	1,464

British Columbia, Canada
Galore Creek	154,471	38,513	1,874	(1)
			(5,471)	(2)	189,387
Copper Canyon	2,448	1,234	-		3,682
Other	-	305	-		305
	209,297	87,269	(2,370)		294,196

For the year ended November 30, 2005:
	in thousands of Canadian dollars

			Option receipt	(1)
			Disposal	(2)
	Balance -		Write-down	(3)	Balance -
	November 30,		Stock-based		November 30,
	2004	Expenditures	compensation	(4)	2005
	$	$	$		$

Alaska, USA
Donlin Creek	17,421	-	-		17,421
Rock Creek	14,070	4,701	334	(4)	19,105
Shotgun	4,059	-	(9)	(1)	4,050
Ambler	2,371	3,483	43	(4)	5,897
Big Hurrah	789	3,516	-		4,305
Khotol	95	1,145	-		1,240
Nome Gold	196	39	-		235
Other	172	444	(491)	(3)	125

British Columbia and Yukon, Canada
Galore Creek	104,422	49,158	891	(4)	154,471
Copper Canyon	785	1,663	-		2,448
Brewery Creek	1,559	16	(1,575)	(2)	-
McQuesten	1,091	3	(1,094)	(2)	-
Other	96	-	(96)	(2)	-
	147,126	64,168	(1,997)		209,297

N o v a G o l d A n n u a l R e p o r t 2 0 0 6
51

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

7. Mineral properties and related deferred costs (cont.)

a)	Donlin Creek, Alaska

On July 14, 2001, the Company signed an agreement with Placer Dome U.S. Inc. (“Placer Dome”) to acquire a 70% interest in the Donlin Creek gold deposit located in southwest Alaska. Under the terms of the agreement, the Company could earn a 70% interest in the project by expending at least US$10 million over a 10-year period from the date of the agreement. On November 13, 2002, the Company completed the required expenditures and earned a 70% interest in the Donlin Creek gold deposit, and a joint venture between the Company and Placer Dome, under the Donlin Creek Mining Venture Agreement (“MVA”) was effectively established as of that date. The MVA was signed in February 2004.

On February 10, 2003, Placer Dome elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending a total of US$31.9 million on the property, completing a bankable feasibility study, and making a positive decision to construct a mine at Donlin Creek to produce not less than 600,000 ounces of gold per year, all before November 14, 2007. Under this option, Placer Dome may not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions are met before November 14, 2007. The Company is not required to contribute any additional funding until Placer Dome completes the US$31.9 million expenditure, and the Company had the right to elect that Placer Dome fund additional expenditures beyond the US$31.9 million, subject to accruing interest at prime rate plus 2% and granting a security interest on the property. All such funds would be repayable from 85% of the Company’s net cash flows from Donlin Creek. Placer Dome is also required to assist the Company with third party financing with regards to the Company’s share of construction costs.

On February 3, 2006 Barrick Gold Corp. (“Barrick”) completed the acquisition of over 90% of the shares of Placer Dome Inc. The Company’s rights and obligations under the joint venture are unchanged by this transaction. Subsequently, Placer Dome U.S. Inc. was renamed Barrick Gold U.S. Inc. (“Barrick U.S.”). In May, 2006, Barrick U.S. provided notice that it had met the required minimum US$31.9 million of expenditures effective March 31, 2006. After notice from Barrick U.S. of the remaining budget for 2006 beyond the US$31.9 million, the Company elected to have Barrick U.S. fund the extra costs. The Company has recorded in other liabilities, $33.6 million of exploration costs based on 70% ownership of the project and accrued interest from April 1, 2006 through November 30, 2006 (refer also to note 11, “Commitments and contingencies”).

The project is subject to underlying surface and sub-surface leases. Under the sub-surface lease, the lessor, the Calista Corporation, has a net smelter royalty of 1.5%, increasing to 4.5% after the earlier of payback or five years of production, subject to certain annual advance minimum royalties. Calista Corporation also has a one-time right to elect, within 90 days of delivery of a bankable feasibility study, to acquire a 5% to 15% participating interest in the project by reimbursing its elected share of capitalized costs spent on the project to that date by the Company and Barrick U.S.

b)	Rock Creek, Alaska

As part of its acquisition of Alaska Gold Company (“Alaska Gold”), the Company acquired a 100% interest in patented mineral claims surrounding the City of Nome, Alaska. By agreement dated July 13, 1999 and superseded by agreement dated March 13, 2002, the Company increased its land position by entering into a five-year option with Golden Glacier Inc. to acquire its sublease with the Bering Straits Native Corporation. The agreement calls for annual property payments ranging from US$0.02 million to US$0.03 million and annual work commitments ranging from US$0.05 million to US$0.15 million. This land package contains two known areas of interest - Rock Creek and part of the Nome Gold project.

c)	Galore Creek, British Columbia

On July 31, 2003, NovaGold Canada entered into an option agreement with QIT-Fer et Titane Inc. (a subsidiary of Rio Tinto plc), and Hudson Bay Mining and Smelting Co., Ltd (a subsidiary of Anglo American plc) to acquire the Galore Creek copper-gold-silver deposit located in northwestern British Columbia. Under the option, NovaGold Canada can acquire a 100% interest in the project by completing a pre-feasibility study, expending up to US$0.2 million on remediation work on the property, and making pay- ments to the parties totaling US$20.3 million over an eight-year period. Payments of US$7.8 million have been made and subse- quent payments are due on or before October 26 of each year from 2007 to 2011 in the amounts of US$2.5 million per year.

Effective October 1, 2003, NovaGold Canada entered into an agreement to acquire up to an 80% interest in the Copper Canyon gold-silver-copper property adjoining the Galore Creek project. NovaGold Canada has an option to acquire a 60% interest in the project by completing $3 million in exploration expenditures over four years and issuing 296,296 shares of NovaGold of which 74,074 shares were issued on February 26, 2004 upon execution of the formal earn-in agreement and 74,074 shares are to be issued on each of the subsequent three anniversary dates. NovaGold Canada may earn an additional 20% interest in the project for a total of 80% by paying Eagle Plains Resources Ltd. (“Eagle Plains”) $1 million and completing a feasibility study on the project by no later than the eighth anniversary of the final earn-in agreement. NovaGold Canada, until it has completed its earn in, will be responsible for 100% of the payments to the underlying property owner. Under the underlying agreement the property owner is selling his interest for total payments of $250,000 and cumulative

N o v a G o l d A n n u a l R e p o r t 2 0 0 6
52

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

7. Mineral properties and related deferred costs (cont.)

exploration expenditures of $500,000 to be made by May 30, 2008, subject only to retaining a 2% net smelter royalty after these payments are made. Once commercial production commences NovaGold Canada has a right to purchase 50% of the net smelter royalty for $1 million and an additional 25% of the net smelter royalty for a further $1 million.

8. Asset retirement obligation

	in thousands of Canadian dollars
	2006	2005
	$	$
Current
Murray Brook	80	80
Nome Gold	836	940
	916	1,020

	in thousands of Canadian dollars
	2006	2005
	$	$
Balance - Beginning of period	1,020	1,435
Additional reclamation provision	286	132
	1,306	1,567
Liabilities settled	(390)	(547)
Balance - End of period	916	1,020

a)	Murray Brook

As at November 30, 2006, the Company had reclamation deposits with the Province of New Brunswick totalling $105,000 (2005 - $105,000). Management estimates that the remaining accrual of $80,000 adequately provides for future reclamation costs of the site.

b)	Nome Gold

The Company recorded an initial provision of $1.4 million for future reclamation of its land holdings in Nome, Alaska when it acquired Alaska Gold Company. In 2006 the Company incurred $390,000 in expenditures in reclamation activities and accrued an additional provision of $286,000. Due to the subjective nature of reclamation estimates actual reclamation costs could differ materially from these amounts.

N o v a G o l d A n n u a l R e p o r t 2 0 0 6
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Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

9. Share capital

Authorized
            1,000,000,000 common shares, no par value
            10,000,000 preferred shares issuable in one or more series

			in thousands of Canadian dollars

Issuance of common shares		2006		2005		2004

	Number of	Ascribed	Number of	Ascribed	Number of	Ascribed
	shares	value	shares	value	shares	value
	(thousands)	$	(thousands)	$	(thousands)	$

Balance, beginning of year	72,986	292,876	65,702	247,511	53,027	157,475
For cash pursuant to private
placements ((a) below)		-	6,260	58,828	1,980	18,900
For cash and fair value pursuant
to option agreements ((b) below)	918	6,543	950	2,164	1,300	2,718
For cash and fair value pursuant to
warrant agreements ((c) below)	350	4,285			822	5,074
Acquisition of SpectrumGold
Inc. (note 3)	-	-			8,573	63,344
Fair value allocated to warrants			-	(9,759)	-
Pursuant to property agreement	74	1,087	74	864	-	-
Future income taxes related to flow-
through shares issued in 2004	-	-	-	(6,732)	-	-
Pursuant to public offering - net	14,950	188,482	-	-	-	-
Coast Mountain Power acquisition	2,512	44,374	-	-	-	-
Return to treasury regarding
dissenting shares (note 5)	(225)	(3,989)		-	-	-
Balance, end of year	91,565	533,658	72,986	292,876	65,702	247,511
Shares held by a wholly-owned
subsidiary eliminated on
consolidation	9	-	9	-	9	-

Total issued and outstanding	91,574	533,658	72,995	292,876	65,711	247,511

a)	Public and private placements

i)

On February 8, 2006 the Company issued by way of a public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $188.5 million after commissions and expenses of $12.3 million.

ii)

On July 7, 2005 the Company issued by way of private placement 6,260,000 special warrants at $10.00 per special warrant for net proceeds of $58.8 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. A total of 3,130,000 share purchase warrants were issued and each share purchase warrant entitles the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008. At November 30, 2006, 3,129,200 of these warrants remain outstanding. The syndicate of underwriters received a 5% commission and 313,000 brokers’ warrants entitling the holders to acquire one common share of the Company at a price of $11.00 on or before July 7, 2006. These brokers’ warrants were exercised in full before their expiry date. The special warrants contained multiple equity components, consisting of common shares and share purchase warrants. When multiple equity components exist, the Company uses a pricing model to fair value the share purchase warrants. The share purchase warrants and brokers’ warrants were recorded at the fair value of $9,759,000 using the Black-Scholes model based on an average risk-free interest rate between 3.08%-3.14%, expected life between one and 2.5 years and an expected volatility of 56%. The remainder of the proceeds were applied to the common shares.

iii)	On October 28, 2004, the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per flow-through common share for net proceeds of $18,900,000.

N o v a G o l d A n n u a l R e p o r t 2 0 0 6
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Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

9. Share capital (cont.)

Certain directors and employees of the Company purchased 79,600 flow-through common shares. In addition, 99,010 warrants were issued to the agents as part of this private placement.

b)	Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 1/3 three months after commencement of employment, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a 10-year period from the date of grant.

For the year ended November 30, 2006 the Company has recognized a stock-based compensation charge of $7.8 million for options granted to directors, employees and non-employees in accordance with CICA 3870 of which $3.6 million was capitalized into mineral properties and deferred costs and property, plant and equipment and $4.2 million was charged into income.

For the year ended November 30, 2005 the Company has recognized a stock-based compensation charge of $4.7 million for options granted to directors, employees and non-employees in accordance with CICA 3870 of which $1.3 million was capitalized into mineral properties and deferred costs and $3.4 million was charged into income.

For the year ended November 30, 2004 the Company has recognized a stock-based compensation charge of $5.8 million for options granted to directors, employees and non-employees in accordance with CICA 3870 which the Company has applied prospectively to grants on or after December 1, 2003.

The fair value of options recognized in the consolidated statements of operations and deficit, have been estimated using an option pricing model. Assumptions used in the pricing model for each year are as provided below.

	2006	2005	2004
Risk-free interest rate	3.50% - 4.15%	2.94% - 3.50%	3.03% - 3.31%
Expected life	1.76 - 1.94 years	1.85 years	2.18 years
Expected volatility	42% - 50%	44% - 58%	81% - 85%
Expected dividends	Nil	Nil	Nil

A summary of the Company’s stock option plan at November 30, 2006, 2005 and 2004, and changes during the years ended on those dates, is as follows.

		2006		2005		2004

	Number of	Weighted	Number of	Weighted	Number of	Weighted
	options	average	options	average	options	average
	(thousands)	exercise price	(thousands)	exercise price	(thousands)	exercise price
		$		$		$
Balance - Beginning of year	7,277	5.53	5,937	3.58	3,743	2.79
Granted	2,510	14.84	2,290	8.91	1,860	6.62
Assumed	-	-	-	-	1,634	1.01
Exercised	(918)	5.69	(950)	1.98	(1,300)	2.09
Forfeited	(31)	12.64	-	-	-	-

Balance - End of year	8,838	8.13	7,277	5.53	5,937	3.58

As part of the business acquisition of SpectrumGold Inc. (note 3) the Company assumed stock options in place of options previously granted by SpectrumGold. The Company issued 1,634,072 stock options at a grant price of $1.0125.

N o v a G o l d A n n u a l R e p o r t 2 0 0 6
55

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

9. Share capital (cont.)

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2006.

	Number of	Weighted	Weighted	Number of	Weighted
	outstanding	average years	average	exercisable	average
	options	to expiry	exercise price	options	exercise price
Range of prices	(thousands)		$	(thousands)	$

$0.62 to $0.99	500	4.22	0.74	500	0.74
$1.00 to $1.99	899	4.72	1.16	899	1.16
$3.00 to $3.99	920	6.17	3.49	920	3.49
$4.00 to $4.99	385	5.56	4.39	385	4.39
$6.00 to $6.99	1,538	7.29	6.60	1,538	6.60
$7.00 to $7.99	50	7.64	7.10	50	7.10
$8.00 to $8.99	1,650	8.13	8.86	1,467	8.86
$9.00 to $9.99	466	8.88	9.11	307	9.11
$10.00 to $10.99	120	9.05	10.16	39	10.16
$13.00 to $13.99	365	9.50	13.90	125	13.90
$14.00 to $14.99	1,385	9.28	14.06	1,155	14.06
$16.00 to $16.99	90	9.84	16.91	-	-
$17.00 to $17.99	50	9.92	17.75	-	-
$18.00 to $18.99	245	9.66	18.48	82	18.48
$19.00 to $19.99	175	9.77	19.75	38	19.75
	8,838	7.49	8.13	7,505	7.10

c)	Share purchase warrants

A summary of the Company’s share purchase warrants at November 30, 2006, 2005 and 2004, and the changes for the years then ended, is presented below.

		2006		2005		2004

	Number of	Weighted	Number of	Weighted	Number of	Weighted
	warrants	average	warrants	average	warrants	average
	(thousands)	exercise price	(thousands)	exercise price	(thousands)	exercise price
		$		$		$
Balance outstanding -
Beginning of year	6,943	9.48	3,599	7.09	5,127	6.82
Granted	-	-	3,443	12.00	173	7.77
Exercised	(350)	10.59	-	-	(822)	6.17
Cancelled/expired	-	-	(99)	10.10	(879)	6.50
Balance outstanding -
End of year	6,593	9.42	6,943	9.48	3,599	7.09

N o v a G o l d A n n u a l R e p o r t 2 0 0 6
56

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

9. Share capital (cont.)

Share purchase warrants outstanding at November 30, 2006:

			Weighted
	Warrants	Weighted	average
	outstanding	average	remaining
	& exercisable	exercise price	contractual
Prices	(thousands)	$	life (years)

$7.00	3,463	7.00	1.84
$12.10	3,130	12.10	1.10
	6,593	9.42	1.49

10. Loss per share

Basic loss per share is calculated on the loss available to common shareholders using the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method.

Years ended November 30,

	2006	2005	2004
	$	$	$

Basic
Loss available to common shareholders ($000’s)	(30,451)	(5,808)	(8,376)
Weighted average number of shares (thousands)	91,519	66,954	59,160
Basic loss per share	(0.33)	(0.09)	(0.14)

For the years ended November 30, 2006, 2005 and 2004, diluted loss per share is the same as basic loss per share as the exercise of potentially dilutive securities would be anti-dilutive.

11. Commitments and contingencies

		in millions of Canadian dollars
	Operating	Galore	Rock	Donlin	Total
	Leases	Creek	Creek	Creek
	$	$	$	$	$
2007	0.5	30.8	4.6		35.9
2008	0.4				0.4
2009	0.4				0.4
2010	0.3				0.3
2011	0.3				0.3
Thereafter	1.1			33.6	34.7

a)	Lease commitments

The Company is party to certain operating leases. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The future minimum lease payments as at November 30, 2006 are included in the chart above.

b)	Purchase commitments

As at November 30, 2006, the Company had commitments outstanding in the amount of $30.8 million for pre-construction activities related to tunnel and road infrastructure at the Company’s Galore Creek project which started in the latter half of 2006. These goods and services are anticipated to be delivered and/or completed by the end of 2007. The Company also had a contract commitment in the amount of $4.6 million for fuel supply to the Rock Creek project.

Subsequent to November 30, 2006 the Company awarded contracts for road, tunnel and support activities related to the Galore Creek project with minimum commitments of $31.7 million and as of February 27, 2007 the Company has made payments of $5.0 million under the above 2007 Galore Creek commitments entered before and after November 30, 2006.

N o v a G o l d A n n u a l R e p o r t 2 0 0 6
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Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

11. Commitments and contingencies (cont.)

c)	Legal actions

i)

During 1992, the Limited Partners of the Murray Brook Processing Limited Partnership commenced a legal action against the Company and Murray Brook Resources Inc. seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial was concluded in April 2003 and the judge dismissed the action in November 2005. In December 2005 the plaintiffs appealed the judgement. The Company is of the opinion that this claim is without merit. The outcome of this claim is not determinable at this time and no provision has been recorded in the accounts of the Company.

ii)

On October 17, 2005 the Company’s subsidiary NovaGold Canada Inc. was served with a writ of summons by Pioneer Metals Corporation (“Pioneer”) related to NovaGold’s option to earn a 60% interest in the Grace claims, located one kilometre from the northernmost extension of the Company’s Galore Creek project, pursuant to an agreement between Pioneer and NovaGold dated March 26, 2004 (the “Option Agreement”). Pioneer is seeking to rescind the Option Agreement and to recover unspecified damages for purported misrepresentation and breach of fiduciary duty. Pioneer is alleging that NovaGold failed to incur the expenditures on the Grace claims required by the Option Agreement and that NovaGold breached other terms of the Option Agreement. The Company is of the opinion that it has met its obligations under the Option Agreement to date and is seeking a court order that the Option Agreement remains binding upon the parties.

iii)

In August 2006 NovaGold filed a lawsuit in the Supreme Court of British Columbia against Barrick Gold Corporation. The lawsuit claimed, among other things, that in making a competing bid for Pioneer, Barrick misused confidential information belonging to NovaGold. The lawsuit seeks a court order that any shares of Pioneer purchased by Barrick under its bid are held under a constructive trust for the benefit of NovaGold. The outcome of this claim is not determinable at this time.

iv)

In August 2006 as amended in October 2006, the Company filed a lawsuit against Barrick and Barrick U.S. in the United States District Court for the District of Alaska. The lawsuit alleges in addition to certain U.S. Securities law claims, breach of contract by Barrick and Barrick U.S. under the Donlin Creek Mining Venture Agreement dated November 13, 2002 and breach of fiduciary duties owed by Barrick and Barrick U.S. to the Company as a joint venture partner.

v)

In October 2006 the former CEO of Coast Mountain commenced an action in the British Columbia Supreme Court against Coast Mountain Power Corp. seeking wrongful dismissal damages arising out of the termination of his employment. The amount of the claim has not been determined at this time (refer also to note 5, “Power generation and transmission”).

d)	Royalty agreements

The Company has royalty agreements on certain mineral properties entitling the vendors of the property to net smelter return royalties or net profits royalties, ranging from 3% to 7%, commencing if the properties enter commercial production (refer also to note 7, “Mineral properties and related deferred costs”).

e)	Donlin Creek

The Company is in dispute with Barrick on the percentage ownership of the Donlin Creek project. Each company believes it owns or will own 70% of the project and therefore, the expenditures of $33.6 million, including accrued interest, recorded for the project in the Company’s financial statements, may be overstated.

12. Related party transactions

a)	Exploration services

During 2006 the Company provided exploration and management services totalling $826,000 to Alexco Resource Corp. (“Alexco”), a related party having two common directors. At November 30, 2006 amounts receivable from Alexco total $189,000 which is included in other receivables and has subsequently been collected. The transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

b)	Mineral property agreement

Effective July 31, 2004, the Company signed an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA. The Company has the option to acquire 100% of the property by making payments totalling US$250,000 by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms. During the year, the Company paid the officer US$30,000 under the agreement.

c)	Sale of 650399 BC Ltd.

In 2005, the Company sold 650399 BC Ltd. (“BC Ltd.”), which held the Company’s Yukon and British Columbia assets other than the Galore Creek and adjacent properties. The purchaser is Alexco

N o v a G o l d A n n u a l R e p o r t 2 0 0 6
58

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

12. Related party transactions (cont.)

Resource Corp. (“Alexco”), a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd. are shares in Alexco recorded at a fair value of $2.75 million, plus a cash payment of $600,000 equivalent to the cash existing in BC Ltd. at the time of the sale. The sale proceeds are equivalent to the consolidated book value of the assets in BC Ltd. and thus there is no gain or loss on the sale. Although no agreement has been concluded, the Company intends to option back certain exploration rights to the Brewery Creek property from Alexco.

13. Income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	in thousands of Canadian dollars
	2006	2005
	$	$

Combined federal and provincial statutory income tax rate	34.12%	35.00%
Income taxes at statutory rates	(10,940)	(2,943)
Difference in foreign tax rates	(298)	14
Valuation allowance	8,861	(961)
Non-deductible expenditures	1,475	1,434
Utilization of unrecorded benefits on prior years’ losses	-	(145)
Effect of statutory tax rate change	(1,473)	-
Loss expiry	759	-
Others	3	-
Income tax recovery	(1,613)	(2,601)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at November 30, 2006 and 2005 are as follows:

	in thousands of Canadian dollars
	2006	2005
	$	$
Future income tax assets:
Non-capital losses	44,802	33,989
Mineral property	4,444	5,622
Property, plant and equipment	3,342	1,577
Investment tax credits, net of taxes	-	2,089
Other deductible temporary differences	4,784	2,092
Total future income tax assets	57,372	45,369

Valuation allowance	(45,397)	(36,536)
Net future income tax assets	11,975	8,833
Future income tax liabilities:
Mineral property	37,025	39,230
Power generation and transmission	18,617	-
Other taxable temporary differences	6,298	3,996
Future income tax liabilities	61,940	43,226
Net future income tax liabilities	49,965	34,393

N o v a G o l d A n n u a l R e p o r t 2 0 0 6
59

Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

13. Income taxes (cont.)

The Company has loss carry-forwards of approximately C$55,826,000 and US$58,236,000 that may be available for tax purposes. The losses are in the following countries and expire as follows:

in thousands of dollars

	Non-capital losses	Operating losses
	Canada	United States
	C$	US$
2007	11,379	1,483
2008	853	1,532
2009	3,307	7,283
2010	1,678	7,398
Thereafter	38,609	40,540
	55,826	58,236

Future utilization of these United States loss carry-forwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50 percent change in control over a three-year period, and are further dependent upon the Company attaining profitable operations.

An ownership change occurred on April 27, 1999, October 25, 2001, and November 30, 2004 regarding the losses incurred by Alaska Gold Company. In addition, NovaGold Resources Alaska Inc. incurred an ownership change under Section 382 on October 25, 2001, and November 30, 2004.

Therefore, approximately US$50,300,000 of the United States losses above are subject to limitation under Section 382. Accordingly, the Company’s ability to utilize these losses may be limited.

Due to the above net operating limitations and the uncertainty of future taxable income, a full valuation allowance has been set up against the United States future tax assets. For the year ended November 30, 2006, no provision for United States income taxes has been reflected on the statement of operations due to the full valuation allowance.

In addition, the Company has incurred cumulative Canadian resource expenditures of approximately $94,994,000 (2005 - $58,004,000) which may be carried forward indefinitely and used to reduce taxable income in future years. The Company has available temporary differences for tax purposes. The net amount which would give rise to a future income tax asset has not been recognized as realization is not considered more likely than not.

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Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

14. Segmented information

The Company’s operating segments include the exploitation of the Company’s land and gravel resources and the exploration and development of mineral resource properties. Segmented information for these operating segments has been prepared consistently with the Company’s accounting policies described in note 2.

in thousands of Canadian dollars

				2006				2005				2004
		Sand and				Sand and				Sand and
	Mineral	gravel			Mineral	gravel			Mineral	gravel
	properties	operations	Other	Total	properties	operations	Other	Total	properties	operations	Other	Total
	$	$	$	$	$	$	$	$	$	$	$	$
Revenue	-	1,692	-	1,692	-	2,172	-	2,172	-	2,420	42	2,462
Expenses	416	210	-	671	498	428	-	926	250	282	-	532
Segment (loss)
earnings	416	1,482	-	1,021	(498)	1,744	-	1,246	(250)	2,138	42	1,930
Unallocated
expenses				(38,083)				(8,564)				(11,595)
Interest income				6,611				1,510				1,289
Loss for the year				(30,451)				(5,808)				(8,376)
Segment assets	441,555	2,113	-	443,668	223,872	2,326	-	226,198	147,126	1,757	-	148,883
Unallocated corporate
assets				121,756				43,976				61,616
Total assets				565,424				270,174				210,499
Capital expenditures	205,119	-	226	205,345	76,233	-	819	77,052	26,788	74	-	26,862

The Company’s geographic segment information is as follows:

			in thousands of Canadian dollars

		2006		2005		2004

		Land, gravel,		Land, gravel,		Land, gravel,
		equipment		equipment		equipment
		and		and		and
		mineral		mineral		mineral
	Revenue	properties	Revenue	properties	Revenue	properties
	$	$	$	$	$	$
United States	1,692	154,855	2,172	66,448	2,462	41,220
Canada	-	272,192	-	158,288	-	108,794
	1,692	427,047	2,172	224,736	2,462	150,014

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Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

15. Supplemental cash flow information

		in thousands of Canadian dollars

	2006	2005	2004
	$	$	$

Stock-based compensation realized	1,321	285	-
Shares issued for option agreement	1,087	-	-
Shares issued for power generation and transmission rights acquisition	44,374	-	-
Receipt of shares of TNR as part of the option on the Shotgun and
Rock Creek mineral properties	-	9	222
Acquisition of SpectrumGold through issuance of shares and the assumption
of stock options and share warrants (note 3)	-	-	64,111
Increase (decrease) in accounts payable and accrued liabilities related to
mineral properties and property, plant and equipment	42,853	1,958	2,506
Interest received	6,227	1,415	1,289

16. Significant differences from United States accounting principles

Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

	in thousands of Canadian dollars, except for per share amounts
		Years ended November 30,

	2006	2005	2004
	$	$	$

Loss for the year reported under Canadian GAAP	(30,451)	(5,808)	(8,376)
Add (deduct)
Capitalized interest (g)	711	-	-
Exploration and development costs (a)	(138,451)	(64,936)	(25,838)
Equity investment (f )	(1,787)	372	-
Flow-through shares (e)	-	(4,228)	-
Gain on shares issued by subsidiary (c)	(477)	-	-
	(170,455)	(74,600)	(34,214)
Income tax recovery	8,102	22,160	-
Loss for the year under U.S. GAAP	(162,353)	(52,440)	(34,214)

Loss for the year before comprehensive income adjustment	(162,353)	(52,440)	(34,214)
Unrealized gain on available for sale securities (b)	10,298	19,790	353

Comprehensive loss under U.S. GAAP	(152,055)	(32,650)	(33,861)

Net loss per common share under U.S. GAAP
Basic and diluted	(1.66)	(0.49)	(0.57)
Accumulated other comprehensive income
Opening balance	20,483	693	340
Unrealized gain on available for sale securities (b)	10,298	19,790	353

Closing balance	30,781	20,483	693

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Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

16. Significant differences from United States accounting principles (cont.)

 in thousands of Canadian dollars
Years ended November 30,

	2006	2005	2004
	$	$	$

Shareholders’ equity reported under Canadian GAAP	441,439	225,234	171,510
Cumulative adjustments to shareholders' equity
Add (deduct)
Capitalized interest (g)	711	-	-
Exploration and development costs (a)	(265,555)	(127,104)	(62,168)
Equity investment (f )	(1,892)	372	-
Flow-through shares (e)	-	-	(2,496)
Unrealized gain on available for sale securities (b)	30,781	20,483	693
Future income taxes	27,766	22,160	-

Shareholders’ equity under U.S. GAAP	233,250	141,145	107,539

Total assets reported under Canadian GAAP	565,424	270,174	210,499
Add (deduct)
Capitalized interest (g)	711	-	-
Exploration and development costs (a)	(267,071)	(127,104)	(62,168)
Equity investment (f )	(1,892)	372	-
Unrealized gain on available for sale securities (b)	30,781	20,483	693

Total assets under U.S. GAAP	327,953	163,925	149,024

Total liabilities reported under Canadian GAAP	123,985	44,940	38,989
Add (deduct)
Future income taxes	(29,282)	(22,160)	2,496

Total liabilities under U.S. GAAP	94,703	22,780	41,485

	2006	2005	2004
	$	$	$

Cash flows used in operating activities under Canadian GAAP	(3,125)	(5,996)	(3,152)
Exploration and development costs (a)	(138,451)	(64,936)	(25,838)
Equity investment (f )	1,787	(372)	-
Gain on shares issued by subsidiary (c)	477	-	-

Cash flows used in operating activities under U.S. GAAP	(139,312)	(71,304)	(28,990)

Cash flows used in investing activities under Canadian GAAP	(119,931)	(77,537)	(26,378)
Exploration and development costs (a)	90,370	64,936	25,838

Cash flows used in investing activities under U.S. GAAP	(29,561)	(12,601)	(540)

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Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

16. Significant differences from United States accounting principles (cont.)

a)	Exploration and development costs

For U.S. GAAP purposes, the Company expenses, as incurred, the exploration and development costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized

b)	Trading and available for sale securities

Under U.S. GAAP, the Company’s securities are considered to be either trading securities or available for sale securities. Trading securities are recorded at fair value with unrealized gains or losses included in earnings or loss for the year. Available for sale securities are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains.

c)	Gain on shares issued by subsidiary

Under U.S. GAAP, changes in the parent company’s proportionate share of subsidiary equity resulting from the additional equity raised by a subsidiary in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited to income.

d)	Comprehensive income

In addition to net income, comprehensive income includes all changes in equity during a period such as the cumulative unrecognized changes in fair value of securities that are available for sale.

e)	Flow-through shares

As described in note 9 to the consolidated financial statements, the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per share. The Company received a net premium to market on this issuance of $2,496,000 which was recorded in share capital as part of the transaction. For U.S. GAAP purposes, SFAS 109, “Accounting for Income Taxes” (SFAS 109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future income tax liability is recognized for the premium paid by the investors.

Upon renouncing the income tax deductions in 2005, the Company recorded a future income tax liability with a corresponding reduction in share capital under Canadian GAAP. For U.S. GAAP purposes the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense.

f )	Sale of mineral properties in exchange for shares

In 2005, the Company sold its Yukon mineral properties in exchange for common shares (see note 12(c)). Under U.S. GAAP, the Company records this investment at nil and does not record its proportionate share of net losses until the investment company records a profit. During 2006, the Company purchased additional shares of Alexco Resource Corp. and recorded its proportionate share of cumulative net losses totalling $1.4 million based on U.S. GAAP adjusted financial statements.

g)	Capitalized interest

Under U.S. GAAP, interest costs are capitalized for all assets that are under development. Under Canadian GAAP, interest is capitalized only on project specific debt. The Company had expensed $0.7 million of accrued interest related to the Donlin Creek expenditures for Canadian GAAP purposes.

h)	Adoption of new accounting policy

On December 1, 2006 the Company adopted FASB Statement No. 123R, “Share-Based Payment” (FAS 123(R)). Previously, the Company accounted for stock-based compensation using the fair value method under the provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. FAS 123(R) was adopted using the modified prospective method without restatement of prior periods. As the Company had previously applied the fair value method of accounting for stock-based compensation, the adoption of FAS 123(R) did not have a significant impact on the Company’s consolidated financial statements.

i)	Recent accounting pronouncements

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 is effective for the Company on December 1, 2007. The Company is still in the process of determining the impact of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued FAS Statement No. 157, “Fair Value Measurements” (FAS 157). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS 157 is effective for the Company on December 1, 2007 and is applied on a prospective basis. The Company is currently assessing the impact of FAS 157 on its consolidated financial statements.

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Notes to Consolidated Financial Statements
For the years ended November 30, 2006, 2005 and 2004

16. Significant differences from United States accounting principles (cont.)

In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The FSP permits companies to account for planned major maintenance activities using either the direct expensing method, the built-in overhaul method or the deferral method. The FSP will be effective for the Company December 1, 2007 and is to be adopted on a retrospective basis. The Company is currently assessing the alternative accounting treatments available under the FSP.

17. Subsequent events

On December 21, 2006 the Company invested $5.0 million in Alexco Resource Corp. (“Alexco”) to purchase 1,048,500 Units at a price of $4.75 per Unit as part of an Alexco financing to maintain the Company’s pro-rata ownership of Alexco. Each Unit consists of one common share and one half of one common share purchase warrant. Each whole warrant will entitle NovaGold to acquire one additional common share of Alexco at a price of $5.75 per share for a period of 36 months.

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Cautionary Note Regarding Forward-looking Statements

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans at the Galore Creek, Donlin Creek, Nome Operations and Ambler projects; production, capital, operating and cash flow estimates; and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  commodity price fluctuations;
  risks related to the Company’s ability to finance the development of its mineral properties;
  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  uncertainty of capital costs, operating costs, production and economic returns;
  risks related to management of the Donlin Creek project by Barrick Gold Corporation (“Barrick”) and the effect of disputes with Barrick over management and ownership of the project or its development;
  the possible dilution of the Company’s interest in the Donlin Creek project if Barrick successfully completes the back-in requirements and earns an additional 40% interest in the project or if Calista Corporation exercises its right to acquire an interest in the project;
  risks involved in the Company’s litigation over the Grace claims with Pioneer Metals Corporation (“Pioneer”), which is owned by Barrick, and Pioneer’s opposition to the use by the Company of a portion of the Grace property for a tailings and waste rock facility for the Galore Creek project;
  risks involved in litigation opposing the Company’s permits at Rock Creek;
  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, and the difficulty of predicting decisions of judges and juries;
  the Company’s need to attract and retain qualified management and technical personnel;
  risks related to the integration of new acquisitions into the Company’s existing operations;
  uncertainty of production at the Company’s mineral exploration properties;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  risks related to governmental regulation, including environmental regulation;
  risks related to reclamation activities on the Company’s properties;
  uncertainty related to title to the Company’s mineral properties;
  uncertainty related to unsettled aboriginal rights and title in British Columbia;
  the Company’s history of losses and expectation of future losses;
  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
  currency fluctuations;
  increased competition in the mining industry; and
  risks related to the Company’s current practice of not using hedging arrangements.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of Management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or Management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Front cover photos – counterclockwise from top left
Sacha Iley, Human Resources
Shindy Ng, Human Resources	Sarah Henderson, Exploration
Jim Muntzert, Exploration	Doug Brown, Business Development
Danette Schwab, Exploration	Nafissa Upright, Alaska Gold Accounting
Selina Wu, Exploration	Jim Mallory, Operations
Don MacDonald, Finance	Back cover image – Pouring cement at the Rock Creek mine

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66

Corporate Information

Officers	Directors

Rick Van Nieuwenhuyse, M.Sc.	George Brack
President & CEO	North Vancouver, British Columbia

Peter Harris, B.Sc., P.Eng.	Michael Halvorson
Senior Vice President & COO	Edmonton, Alberta

R.J. (Don) MacDonald, CA	Gerald McConnell
Senior Vice President & CFO	Kings County, Nova Scotia
Corporate Secretary
Cole McFarland
Doug Brown, B.Sc., M.Sc.	Lincoln, California
Vice President, Business Development
Clynton Nauman
Greg Johnson, B.Sc.	Blaine, Washington
Vice President, Corporate Communications
& Strategic Development	James Philip
Vancouver, British Columbia
Joe Piekenbrock, M.Sc.
Vice President, Exploration	Rick Van Nieuwenhuyse
Vancouver, British Columbia
Elaine Sanders, CA, CPA
Vice President, Finance	Auditors
PricewaterhouseCoopers LLP
Carl Gagnier, B.Sc.	Vancouver, British Columbia
Executive Vice President, NovaGold Canada
General Manager, Galore Creek Project	Bankers

Doug Nicholson, B.Sc.	TD Canada Trust
Vice President, NovaGold Alaska	Bank of Montreal
General Manager, Alaska Gold Company
Legal Counsel
Corporate Headquarters
Blake, Cassels & Graydon LLP
200 Granville Street, Suite 2300	Vancouver, British Columbia
Vancouver, British Columbia V6C 1S4 Canada
Tel: (604) 669-6227	McInnes Cooper
Fax: (604) 669-6272	Halifax, Nova Scotia
Toll Free Tel: (866) 669-6227
E-mail: info@novagold.net	Dorsey & Whitney
Website: www.novagold.net	Seattle, Washington

Stock Listing	Registrar and Transfer Agent

American & Toronto Stock Exchanges	Computershare Investor Services Inc.
Common shares: Symbol NG	Vancouver, British Columbia
Warrants (TSX): Symbol NG.WT, NG.WT.A

New Logo

NovaGold recently modified its tri-peaked logo representing the mountains and the golden globe of ore or wealth. The new river element represents NovaGold’s commitment to the environment and to its new venture of generating green power from hydroelectric projects. Viewed another way, it is the path to creating wealth through discovery by safely exploring, developing, operating and sustaining projects in a manner that benefits all stakeholders and respects the environment.

Select images by Jonathan Cruz
www.jonathancruz.com

N o v a G o l d A n n u a l R e p o r t 2 0 0 6

Share Listing Information
AMEX, TSX
Trading Symbol: NG

NovaGold
RESOURCES INC.